            AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JUNE 4, 1998
                                                          Registration No. 333-
===============================================================================
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                -----------------------------------------------
                                    FORM S-2
            REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
                -----------------------------------------------
                        HAWTHORNE FINANCIAL CORPORATION
             (Exact name of Registrant as specified in its charter)

                                    DELAWARE
                         ------------------------------
                        (State or other Jurisdiction of
                         Incorporation or organization)
                                      6035
                         ------------------------------
                          (Primary Standard Industrial
                          Classification Code Number)

                                    95-2085671
                               ------------------
                                (I.R.S. Employer
                              Identification No.)

                             2381 ROSECRANS AVENUE
                                   2ND FLOOR
                          EL SEGUNDO, CALIFORNIA 90245
                                 (310) 725-5000
  ---------------------------------------------------------------------------
  (Address, including zip code, and telephone number, including area code, of
                   Registrant's principal executive offices)


                                 SCOTT A. BRALY
                     PRESIDENT AND CHIEF EXECUTIVE OFFICER
                        HAWTHORNE FINANCIAL CORPORATION
                             2381 ROSECRANS AVENUE
                                   2ND FLOOR
                          EL SEGUNDO, CALIFORNIA 90245
                                 (310) 725-5000
     -----------------------------------------------------------------------
    (Name, address, including zip code, and telephone number, including area code, of agents for service)

                                    COPY TO:

           GERARD L. HAWKINS, ESQ.                                 STANLEY F. FARRAR, ESQ.
            JEFFREY D. HAAS, ESQ.                                    SULLIVAN & CROMWELL
    ELIAS, MATZ, TIERNAN & HERRICK, L.L.P.                           444 S. FLOWER STREET
             734 15TH STREET, N.W.                              LOS ANGELES, CALIFORNIA  90071
           WASHINGTON, D.C.  20005                                      (213) 955-8000
               (202) 347-0300


        Approximate Date of Commencement of Proposed Sale to the Public:
  As soon as practicable after this Registration Statement becomes effective.

         If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [ ]

         If the registrant elects to deliver its latest annual report to security holders, or a complete and legal facsimile thereof, pursuant to Item
11(a)(1) of this Form, check the following box.     [x]

         If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier
effective registration statement for the same offering.     [ ]

         If this Form is filed to register additional securities for an offering pursuant to Rule 462(c) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

         If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

         If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]



                        CALCULATION OF REGISTRATION FEE

===============================================================================================================================
                                                                                PROPOSED MAXIMUM                   AMOUNT OF
                   TITLE OF EACH CLASS OF SECURITIES                               AGGREGATE                     REGISTRATION
                           TO BE REGISTERED                                    OFFERING PRICE(1)                      FEE
-------------------------------------------------------------------------------------------------------------------------------
Common Stock, par value $0.01 per share . . . . . . . . . . . . . . .            $38,489,062.50                   $11,354.27
===============================================================================================================================

(1) Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(o) under the Securities Act of 1933, as amended.

                 ---------------------------------------------

         THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.
================================================================================

INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY JURISDICTION IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO THE REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH JURISDICTION.
                   SUBJECT TO COMPLETION, DATED JUNE __, 1998
PROSPECTUS
                                1,750,000 Shares

                        HAWTHORNE FINANCIAL CORPORATION

                                  Common Stock
                          (par value $0.01 per share)

         All of the 1,750,000 shares of common stock, par value $0.01 per share (the "Common Stock"), offered hereby (the "Offering") are being issued and sold by Hawthorne Financial Corporation (the "Company"), a Delaware corporation, at a price of $______ per share.

         The Common Stock is quoted on the National Market of the Nasdaq Stock Market under the symbol "HTHR." The last reported sale price of the Common Stock as quoted through the Nasdaq Stock Market on June 1, 1998 was $19.125 per share.

         SEE "RISK FACTORS" BEGINNING ON PAGE 10 OF THIS PROSPECTUS FOR INFORMATION THAT SHOULD BE CONSIDERED CAREFULLY BY PROSPECTIVE PURCHASERS OF THE COMMON STOCK OFFERED HEREBY.

                      --------------------------------------

 THE SECURITIES OFFERED HEREBY ARE NOT SAVINGS ACCOUNTS, DEPOSITS OR OTHER DEBT
      OBLIGATIONS OF A BANK OR SAVINGS ASSOCIATION AND ARE NOT INSURED BY
             THE FEDERAL DEPOSIT INSURANCE CORPORATION, THE SAVINGS
                 ASSOCIATION INSURANCE FUND OR ANY GOVERNMENTAL
                              AGENCY OR OTHERWISE.

                     --------------------------------------

  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
       EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE
           SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
            COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS
                PROSPECTUS.  ANY REPRESENTATION TO THE CONTRARY
                             IS A CRIMINAL OFFENSE.

                      ------------------------------------

=============================================================================================================
                                                          Underwriting
                                   Price                  Discounts and                  Proceeds to
                                 to Public                Commissions(1)                   Company(2)
-------------------------------------------------------------------------------------------------------------
Per Share                     $                            $                              $
-------------------------------------------------------------------------------------------------------------
Total(3)                      $                            $                              $
=============================================================================================================

(1) The Company has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended (the "Securities Act"). See "Underwriting."

(2) Before deducting expenses payable by the Company, estimated at $700,000.

(3) The Company has granted the Underwriters an option, exercisable within 30 days of the date hereof, to purchase up to an additional 262,500 shares of Common Stock, on the same terms and conditions set forth above, solely to cover over-allotments, if any. If such option is exercised in full, the Price to Public, Underwriting Discounts and Commissions and Proceeds to Company will be $_______, $_______ and $_______, respectively.

         The shares of Common Stock are offered severally by the Underwriters, as specified herein, subject to receipt and acceptance by them, and subject to their right to reject any order in whole or in part. It is expected that delivery of the shares of Common Stock will be made on or about ______ __, 1998 against payment therefor in immediately available funds.

                   ------------------------------------------
                        SANDLER O'NEILL & PARTNERS, L.P.
                   ------------------------------------------

                 The date of this Prospectus is June __, 1998.

                                     [MAP]





         IN CONNECTION WITH THE OFFERING, THE UNDERWRITERS MAY ENGAGE IN TRANSACTIONS WHICH STABILIZE, MAINTAIN OR OTHERWISE AFFECT THE MARKET PRICE OF THE COMMON STOCK OFFERED HEREBY INCLUDING OVER-ALLOTMENT, STABILIZING AND SHORT-COVERING TRANSACTIONS IN SUCH SECURITIES, AND THE IMPOSITION OF A PENALTY BID IN CONNECTION WITH THE OFFERING. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITING."

                             AVAILABLE INFORMATION

         The Company (which term shall include its subsidiaries, unless the context otherwise requires) is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith, files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Reports, proxy statements and other information concerning the Company can be inspected and copied at prescribed rates at the Commission's Public Reference Room, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, as well as the following Regional Offices of the Commission: 7 World Trade Center, 13th Floor, New York, New York 10048; and Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of such material may be obtained by mail from the Commission's Public Reference Section, 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. If available, such reports and other information also may be accessed through the Commission's electronic data gathering, analysis and retrieval system ("EDGAR") via electronic means, including the Commission's web site on the Internet (http://www.sec.gov). The Common Stock is quoted on the Nasdaq Stock Market's National Market and, consequently, such reports, proxy statements and other information also may be inspected at the offices of the NASD, 1735 K Street, N.W., Washington, D.C. 20006.

         This Prospectus constitutes a part of a Registration Statement on Form S-2 (the "Registration Statement") filed by the Company with the Commission under the Securities Act with respect to the Securities offered hereby. This Prospectus does not contain all the information set forth in the Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the Commission, and reference is hereby made to the Registration Statement and to the exhibits relating thereto for further information with respect to the Company and the Common Stock. Any statements contained herein concerning the provisions of any document are not necessarily complete, and, in each instance, reference is made to the copy of such document filed as an exhibit to the Registration Statement or otherwise filed with the Commission. Each such statement is qualified in its entirety by such reference.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

         The following documents filed with the Commission by the Company pursuant to Section 13 of the Exchange Act are incorporated by reference in this Prospectus:

                 (a) Annual Report on Form 10-K for the year ended December 31, 1997, as amended;

                 (b) Quarterly Report on Form 10-Q for the three months ended March 31, 1998; and

                 (c) Current Reports on Form 8-K dated January 28, 1998, February 23, 1998 and March 26, 1998.

         This Prospectus is accompanied by a copy of the most recent Annual Report on Form 10-K, as amended, and Quarterly Report on Form 10-Q filed by the Company with the Commission prior to the delivery of this Prospectus.

         As used herein, the terms "Prospectus" and "herein" mean this Prospectus, including the documents incorporated or deemed to be incorporated herein by reference, as the same may be amended, supplemented or otherwise modified from time to time. Statements contained in this Prospectus as to the contents of any contract or other document referred to herein do not purport to be complete, and where reference is made to the particular provisions of such contract or other document, such provisions are qualified in all respects by reference to all of the provisions of such contract or other document.

         The Company will provide without charge to each person to whom a copy of this Prospectus has been delivered, upon the written or oral request of such person, a copy of any or all of the documents referred to above which have been incorporated by reference herein (other than exhibits to such documents unless such exhibits are specifically incorporated by reference in such documents). Requests for such copies should be directed to Hawthorne Financial Corporation, 2381 Rosecrans Avenue, 2nd Floor, El Segundo, California 90245, Attention:
Norman Morales.  The Company's telephone number is (310) 725-5000.

                                    SUMMARY

         The following summary is qualified in its entirety by the more detailed information appearing elsewhere in this Prospectus or incorporated by reference herein. Reference is made to, and this summary is qualified in its entirety by, the more detailed information and financial statements, including the notes thereto, contained elsewhere in this Prospectus or incorporated by reference herein. Unless otherwise indicated, the information in this Prospectus assumes that the Underwriters' over-allotment option will not be exercised.

                                  THE COMPANY

         The Company is a financial services company specializing in making real estate-secured loans in market niches which management believes generally provide higher rates of return and greater growth potential than the traditional mortgage products offered by competing mortgage lenders. The Company, through Hawthorne Savings, F.S.B. (the "Bank"), its wholly-owned subsidiary, generally seeks to originate real estate-secured loans in which it can earn a premium yield for prompt, efficient execution and for tailoring the terms of the loans to meet the objectives of both the Company and the borrower. The Company focuses primarily on originating (1) loans secured by large homes and unique estates ("estate loans") with principal balances of $1.0 million or more, (2) loans for the construction of individual and tracts of single-family residential homes and the acquisition and development of land for such construction, and (3) permanent and construction loans secured by multi-family residential and commercial real estate. The Company funds its lending activities primarily with retail deposits obtained through the Bank's branch system and, to a lesser extent, advances from the Federal Home Loan Bank ("FHLB") of San Francisco. At March 31, 1998, the Company had assets of $1.05 billion, liabilities of $1.00 billion, including deposits of $848.9 million, and stockholders' equity of $44.5 million.

BACKGROUND

         The Company reported net losses during 1993, 1994 and 1995 due to high levels of nonperforming assets, which were attributable to loans originated during the late 1980's and early 1990's by prior management of the Company.
The collectibility of such loans was adversely affected by the severe economic recession experienced within California during the early 1990's and the resulting decline in real estate values. In 1993, the Board of Directors replaced senior management of the Company with a new management team which was, among other things, more experienced with troubled asset management and resolution. New management undertook an extensive restructuring of the Company which included the following elements:

         - Substantially reducing the Bank's sizeable portfolio of problem assets by promptly foreclosing on the collateral securing the Bank's nonperforming loans, making additional post-foreclosure investments in the Bank's residential development projects and apartment buildings, through the subsequent retail disposition of the Bank's real estate owned and, to a much lesser extent, through loan workouts. The foregoing actions resulted in a reduction of nonperforming assets from $151.2 million at December 31, 1993 to $16.8 million at March 31, 1998.

         - Increasing the Bank's regulatory capital through (i) the issuance by the Company of an aggregate of $27 million of senior notes and cumulative preferred stock in 1995, (ii) the issuance by the Company of an aggregate of $40 million of senior notes due 2004 in 1997, the proceeds of which were used, in part, to repay the senior notes and preferred stock issued in 1995, and (iii) accumulated earnings during 1996 and 1997.

         -   Developing and implementing revised lending strategies, including
             (1) clearly defining targeted, niche lending products and markets,
             (2) making a substantial investment in the Bank's lending and operating infrastructure, and (3) enhancing the Bank's loan underwriting policies and procedures and internal audit and credit risk management functions, which, commencing in 1995, permitted the Company to resume substantial lending activities.

         - Consolidating the Bank's branch system from 19 branch offices at December 31, 1993, with average deposits of $43.7 million per branch, to six branch offices at March 31, 1998, with average deposits of $141.5 million per branch.

CURRENT BUSINESS STRATEGIES

         Beginning in 1995, the Company established itself as a provider of real estate-secured financings to narrowly targeted segments of the Southern California real estate markets. These real estate market segments, which include estate homes, residential construction and multi-family and commercial real estate, have provided the Company with opportunities to achieve higher loan yields than is typical in more traditional mortgage financings. Generally, the Company is able to realize higher yields on its financings because of the size and complexity of individual loans, the high level of support services it offers to builders, developers and other borrowers, the efficiency with which it can process individual loan requests, and its willingness and competence in tailoring the terms of individual loans to meet the objectives of the Company and the borrower. In recent years, the Company has retained lending personnel with significant loan origination experience, a full complement of loan underwriting, processing and funding personnel, and skilled personnel responsible for the Company's appraisal, servicing, internal audit and credit risk management functions. The Company sources its loan originations through a combination of established relationships with mortgage brokers and mortgage bankers, and through expanding referrals from, and repeat business with, existing customers of the Company. Since the Company's resumption of lending activities in 1995, new loan commitments have increased from $197.4 million in 1995 to $332.3 million in 1996 to $495.0 million in 1997, and amounted to $193.0 million during the three months ended March 31, 1998. As a result of the foregoing and the initiatives set forth below, the Company recognized net earnings of $7.5 million, $9.6 million and $1.8 million during the years ended December 31, 1996 and 1997 and the three months ended March 31, 1998, respectively.

         The Company believes that it can continue to expand its annual volume of new loan originations, thereby increasing its market share within its existing business lines, due to (1) the number of market segments in which it actively competes, (2) its willingness to originate loans across the full spectrum of potential risk and return within each of its market segments, (3) the experience and depth of its lending personnel, (4) its strategy of retaining virtually all new loan originations for its own portfolio, (5) its unique complement of execution efficiency and flexibility and high level of customer service, complemented by its flat organizational structure, and (6) its access to relatively low-cost funding from retail deposits and, to a lesser extent, advances from the FHLB of San Francisco which have a wide variety of interest rates and maturities.

          Management believes that the combined effects of these attributes, coupled with the Company's strategy of pricing its loans on an adjustable-rate basis, will enable the Company to continue to successfully compete against much larger providers of mortgage credit, while maintaining prudent levels of interest rate and credit risk as its loan portfolio grows.

         The Company is a registered savings and loan holding company under the Home Owners' Loan Act ("HOLA") subject to regulation by the Office of Thrift Supervision ("OTS"). The Bank is subject to regulation by the OTS, as its chartering authority, and by the Federal Deposit Insurance Corporation ("FDIC") as a result of its membership in the Savings Association Insurance Fund, which insures the Bank's deposits up to the maximum extent permitted by law.

         The Company's principal executive offices are located at 2381 Rosecrans Avenue, 2nd Floor, El Segundo, California 90245. The Company's telephone number is (310) 725-5000.

                                  THE OFFERING


Common Stock offered  . . . . . . . . . . . . .     1,750,000 shares.

Purchase price  . . . . . . . . . . . . . . . .     $           per share.
                                                     ----------

Common Stock outstanding prior to the Offering      3,170,296(1).

Common Stock outstanding after the Offering . .     4,920,296 (5,182,796 shares assuming the exercise of the
                                                    Underwriters' over-allotment option)(1).

Estimated net proceeds  . . . . . . . . . . . .     $                    .
                                                     --------------------

Use of proceeds . . . . . . . . . . . . . . . .     Net proceeds retained by the Company will be used for general corporate purposes, including contributions to the Bank in order to maintain and enhance internal loan growth and
                                                    expansion of its business.  See "Use of Proceeds."

Dividend policy . . . . . . . . . . . . . . . .     The Company does not currently pay cash dividends on the
                                                    Common Stock and has no current plans to do so in the future.
                                                    See "Market for Common Stock and Dividends."

Nasdaq National Market Symbol
  for the Common Stock  . . . . . . . . . . . .     HTHR

Risk factors  . . . . . . . . . . . . . . . . .     Prospective investors are urged to carefully review the matters discussed under "Risk Factors."

-----------------------------
  (1) Does not reflect the exercise of outstanding (i) options to purchase an aggregate of 634,100 shares of Common Stock pursuant to the Company's Stock Option Plans and (ii) warrants to purchase an aggregate of 2,376,000 shares of Common Stock which are exercisable in whole or in part on or after December 11, 1998 and which expire December 11, 2005 (the "Warrants"), in each case as of June 1, 1998. See "Description of Capital Stock."

                      SELECTED CONSOLIDATED FINANCIAL DATA
                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

         The selected consolidated financial data of the Company set forth below should be read in conjunction with, and is qualified in its entirety by, the Consolidated Financial Statements of the Company, including the related notes, included in the documents incorporated herein by reference. See "Available Information" and "Incorporation of Certain Documents by Reference."


                                                                                December 31,
                                      March 31,   -------------------------------------------------------------------
                                        1998           1997          1996          1995          1994         1993
                                     -----------  ------------    ----------    ----------    ----------   ----------
 BALANCE SHEET DATA:
 Total assets                        $1,046,907      $928,197     $847,195       $753,583      $743,793     $881,641
 Cash and cash equivalents(1)            60,636        51,620       93,978         14,015        18,063       42,901
 Investment securities(2)                   586           578       38,371         62,793        30,190       52,425
 Mortgage-backed securities                  --            --           --             --        57,395       28,891
 Loans receivable, net                  950,589       838,251      672,401        617,328       537,020      623,450
 Deposits                               848,870       799,501      717,809        698,008       649,382      829,809
 Senior notes and other borrowings      145,000        80,000       62,307         12,006        47,141           --
 Stockholders' equity                    44,529        42,319       43,922         38,966        40,827       43,949



                                               Three Months Ended
                                                    March 31,                            Year Ended December 31,
                                             -----------------------   ----------------------------------------------------------
                                                 1998        1997        1997         1996         1995        1994        1993
                                             -----------   ---------   ---------   ----------   ----------   --------   ---------
 OPERATIONS DATA:
 Interest revenues                            $21,994      $17,007      $75,616     $65,354      $50,994     $49,571     $58,798
 Interest costs                                12,918       10,155       43,825      39,960       34,486      30,443      36,692
                                               ------       ------       ------      ------       ------      ------      ------
 Net interest income                            9,076        6,852       31,791      25,394       16,508      19,128      22,106
 Provision (recovery) for credit losses(3)      1,485        1,220        5,137       6,067          472     (24,449)     (6,409)
                                               ------       ------       ------      ------       ------      ------      ------
 Net interest income after provision
    (recovery) for credit losses                7,591        5,632       26,654      19,327       16,036      43,577      28,815
 Noninterest revenues, net:
    Gain (loss) on sales of loans and
       securities                                  --           --          (11)        248        2,954          --          --
    Operating noninterest revenues, net           709          732        3,599       1,927        1,311       1,973       3,295
    Net gain (loss) from disposition of
       deposits and premises                       --           --           --       6,413         (117)      2,835      (4,066)
    Other revenues (expenses)                       4          (13)         112      (3,366)(4)      864          --         --
                                               ------       ------       ------      ------       ------      ------      ------
    Total noninterest revenues, net               713          719        3,700       5,222        5,012       4,808        (771)
                                               ------       ------       ------      ------       ------      ------      ------
 Operating costs                                6,280        5,424       22,009      21,046       20,339      23,911      21,162
 (Income) loss from real estate
    operations, net(3)                           (333)         260         (229)      2,378       14,309      27,314      43,840
                                               ------       ------       ------      ------       ------      ------      ------
 Total noninterest expense                      5,947        5,684       21,780      23,424       34,648      51,225      65,002
                                               ------       ------       ------      ------       ------      ------      ------
 Earnings (loss) before income tax
    benefit (expense) and extraordinary
    item                                        2,357          667        8,574       1,125      (13,600)     (2,840)    (37,258)
 Income tax benefit (expense)                    (524)         692        2,577       6,382         (617)       (123)      7,648
 Earnings (loss) before extraordinary
    item                                        1,833        1,359       11,151       7,507      (14,217)     (2,963)    (29,610)
 Extraordinary item                                --           --       (1,534)(5)      --           --          --          --
                                               ------       ------       ------      ------       ------      ------      ------
 Net earnings (loss)                          $ 1,833      $ 1,359      $ 9,617     $ 7,507     $(14,217)   $ (2,963)   $(29,610)
                                               ======       ======       ======      ======       ======      ======      ======

 PER SHARE DATA:
 Basic earnings (loss) per share before
    extraordinary item                          $0.58        $0.29        $3.02       $1.95       $(5.52)     $(1.14)    $(11.39)
 Basic earnings (loss) per share after
    extraordinary item                           0.58         0.29         2.49        1.95        (5.52)      (1.14)     (11.39)
 Diluted earnings (loss) per share before
    extraordinary item                           0.32         0.16         1.66        1.17        (5.52)      (1.14)     (11.39)
 Diluted earnings (loss) per share after
    extraordinary item                           0.32         0.16         1.37        1.17        (5.52)      (1.14)     (11.39)
 Shares of Common Stock outstanding
    at end of period                            3,164        2,629        3,090       2,599        2,599       2,599       2,599
 Average shares of Common Stock
    outstanding during the period               3,157        2,617        2,883       2,599        2,599       2,599       2,599

                                                   (Continued on following page)






                                    At and For the Three
                                        Months Ended
                                          March 31,                            At or For the Year Ended December 31,
                                  -----------------------     ---------------------------------------------------------------------
                                     1998          1997           1997            1996           1995          1994          1993
                                  ---------     ---------     -----------     ---------      ----------     ---------     ---------

PERFORMANCE RATIOS(6):
 Return on average assets             0.75%         0.65%           1.11%           0.93%        (1.96)%       (0.36)%       (3.09)%
 Return on average
   stockholders' equity              16.90         12.38           19.83           17.75        (47.57)        (6.99)       (50.80)
 Average stockholders' equity
  to average assets                   4.44          5.29            5.60            5.24          4.11          5.12          6.08
 Interest rate spread(7)              3.56          3.16            3.56            3.14          2.61          2.72          2.32
 Net interest margin(8)               3.81          3.43            3.78            3.28          2.47          2.56          2.42
 Efficiency ratio(9)                 64.18         71.52           62.19           77.03        114.14        113.32         83.31
CAPITAL RATIOS(10):
 Tangible                             7.45          6.67            7.55            6.27          5.80          5.15          4.61
 Core                                 7.45          6.67            7.55            6.27          5.80          5.15          4.61
 Risk-based                          11.45         11.11           11.48           11.11         10.27          9.36          8.18
ASSET QUALITY DATA:
 Nonperforming loans(11)           $10,223       $20,266         $10,793         $16,643       $11,298       $18,103       $78,949
 Real estate owned, net              6,551        20,977           9,859          20,140        37,905        62,613        72,234
 Gross nonperforming
  assets(11)                        16,774        41,243          20,652          36,783        49,203        80,716       151,183
 Gross classified assets(12)        59,968        95,732          61,100          93,852       116,663       165,772       243,913
 Allowance for credit losses        14,092        13,657          13,274          13,515        15,192        21,461        46,629
 Nonperforming assets to total
  assets at end of period(11)         1.60%         4.92%           2.22%           4.34%         6.53%        10.85%        17.15%
 Nonperforming loans to total
   loans at end of period(11)         1.06          2.85            1.27            2.43          1.79          3.24         11.78
 Allowance for credit losses to
  loans at end of period              1.46          1.92            1.56            1.97          2.40          3.84          6.96
 Allowance for credit losses
  to nonperforming loans at
  end of period(11)                 137.85         67.39          122.99           81.21        134.47        118.55         59.06

----------------------------------
(1) Cash and cash equivalents include cash, certificates of deposits in other financial institutions and federal funds sold.

(2) Investment securities were classified as available for sale at March 31, 1998 and December 31, 1997, 1996 and 1995.

(3) For the years ended December 31, 1996, 1995, 1994 and 1993, the Company reclassified $1.4 million, $13.9 million, $29.7 million and $17.2 million, respectively, from the reserve for estimated credit losses to the reserve for real estate owned.

(4) Includes a one-time charge on all deposits insured by the Savings Association Insurance Fund ("SAIF") as of March 31, 1995 to recapitalize the SAIF.

(5) Relates to the accelerated write-off of unamortized issue costs and original issue discount (net of applicable taxes) associated with the senior notes due 2000 which were issued by the Company in December 1995 and repaid in full in December 1997.

(6) With the exception of end of period ratios, all ratios are based on average monthly balances during the periods and are annualized where appropriate.

(7) Interest rate spread represents the difference between the weighted average yield on interest-earning assets and the weighted average cost of interest-bearing liabilities.

(8) Net interest margin represents net interest income as a percent of average interest-earning assets.

(9) Represents operating expenses divided by net interest income before provision for credit losses plus operating noninterest revenues.

(10) The tangible and core capital ratios are calculated as a percent of adjusted total assets and the risk-based capital ratio is calculated as a percent of total risk-weighted assets.

(11) Nonperforming loans consist of loans delinquent 90 days or more and nonperforming assets consist of nonperforming loans and real estate owned acquired through foreclosure or deed-in-lieu thereof, net of writedowns and reserves. Nonperforming loans do not include loans which are 30 to 89 days delinquent, which the Company places on nonaccrual status as a matter of policy, and other loans which are performing in accordance with their terms but which the Company has placed on nonaccrual status due to one or more defined weaknesses, which in the aggregate amounted to $9.0 million at March 31, 1998. At March 31, 1998, the Company's nonperforming assets plus nonaccrual loans amounted to $25.8 million or 2.47% of total assets and nonperforming loans plus nonaccrual loans amounted to 2.00% of total loans. Nonperforming assets do not include troubled debt restructurings ("TDRs") which are performing in accordance with their terms but classified as substandard for regulatory purposes, which amounted to $6.1 million, $3.8 million, $12.9 million, $7.3 million, $3.7 million and $5.6 million at March 31, 1998 and December 31, 1997, 1996, 1995, 1994 and 1993, respectively.

(12) Classified assets consist of assets classified as substandard for regulatory purposes for which the Company has established specific reserves of $4.1 million, $2.9 million, $3.8 million, $2.2 million, $3.4 million, $8.6 million and $23.3 million as of March 31, 1998 and 1997 and December 31, 1997, 1996, 1995, 1994 and 1993, respectively.

                                  RISK FACTORS

         Prospective investors should carefully review the following factors, as well as the other information contained in this Prospectus, in connection with the Common Stock offered hereby. When used in this Prospectus, the words or phrases "will likely result," "are expected to," "will continue," "is anticipated," "estimate," "project," "believe" or similar expressions are intended to identify "forward-looking statements" within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act. The Company wishes to caution readers that all forward-looking statements are necessarily speculative and not to place undue reliance on any such forward-looking statements, which speak only as of the date made, and to advise readers that various risks and uncertainties, including regional and national economic conditions, changes in levels of market interest rates, credit risks of lending activities and competitive and regulatory factors, could affect the Company's financial performance and could cause the Company's actual results for future periods to differ materially from those anticipated or projected. The risks highlighted herein should not be assumed to be the only factors that could affect the future performance of the Company.

LIMITED HISTORY OF PROFITABILITY

         The Company reported net losses of $14.2 million, $3.0 million and $29.6 million for the years ended December 31, 1995, 1994 and 1993, respectively. These losses were attributable to the high levels of loans originated during the late 1980s and early 1990s by prior management of the Company which became nonperforming and, in many instances, resulted in foreclosure with respect to the underlying collateral. The high levels of nonperforming assets resulted in significant provisions for loan losses, net loan charge-offs, loss of interest income on nonperforming loans, write-downs of investments in real estate and increases in operating expenses during 1993, 1994 and 1995. Continued profitability in future periods will be dependent upon, among other things, the quality of both the Company's existing assets and the assets to be originated or acquired by the Company in the future. See "-Asset Quality" below. Although the Company reported net earnings of $1.8 million, $9.6 million and $7.5 million during the three months ended March 31, 1998 and years ended December 31, 1997 and 1996, respectively, there can be no assurance that the Company will maintain profitable operations or that there will not be substantial inter-period variations in its operating results.

RISKS ASSOCIATED WITH LENDING ACTIVITIES

         Credit Risk. Since 1994, the Company's lending activities have emphasized (i) estate loans, (ii) loans to local developers to construct individual, detached single-family homes and small (two-to-four units) condominium projects and loans to developers for the acquisition of land, lot development and construction of tracts of homes and (iii) permanent and construction loans secured by existing multi-family (over four units) residential real estate and commercial real estate, such as office buildings, retail properties, industrial properties and various special purpose properties. Residential construction financing is generally considered to expose the lender to a greater risk of loss than long-term lending on improved, occupied real estate. The risk of loss on a residential construction loan is dependent largely upon the accuracy of the initial estimate of the property's value at completion of construction or development, the estimated cost (including interest) of construction, the ability of the developer or builder to complete the project on a timely basis and within the established budget parameters, as well as the availability of permanent take-out financing.
During the construction phase, a number of factors could result in delays and cost overruns. If the estimate of value proves to be inaccurate, the Company may be confronted, at or prior to the maturity of the loan, with a project which, when completed, has a value which is insufficient to ensure full repayment. The Company's estate loans also entail certain risks not typically associated with conventional loans, including the size of many of such loans, the unique characteristics of certain of the properties securing the estate loans, and the absence of demonstrated financial capacity with respect to certain of the estate loan borrowers. Similarly, multi-family residential and commercial real estate lending generally is considered to involve a higher degree of risk than the single-family residential lending traditionally emphasized by savings institutions because the payment experience on multi-family residential and commercial real estate loans typically is dependent on the successful operation of the project, and thus such loans may be adversely affected to a greater extent by adverse conditions in the real estate markets or in the economy generally, as well as the manner in which the borrower manages the property. Moreover, the Company's income property loans generally are made with primary reliance on the operation and/or sale of the property and without recourse to the borrower. Finally, construction loans secured by multi-family residential and construction real estate combine the risks discussed above with respect to residential construction lending as well as the risks discussed above with respect to permanent loans secured by multi-family residential and commercial real estate.

         Size of Loans. With the exception of its conventional single-family residential loan programs, the Company seeks to originate relatively few, high-dollar balance loans within each of its lending businesses. Except with respect to single-family residential construction lending, the Company generally emphasizes loans with individual commitments or multiple commitments to affiliated borrowers of between $1.0 million and $6.0 million, although it may make loans up to the Bank's loans-to-one borrower limitation under applicable laws and regulations, which amounted to $13.2 million at March 31, 1998 and is expected to increase as a result of the Offering. With respect to single-family residential construction lending, the Company provides construction financing to builders (and, to a lesser extent, owner-occupants) ranging from $500,000 to $2.0 million for individual home construction projects, although the Company may finance several home construction projects with any one builder. Larger balance loans or multiple loans with affiliated borrowers (in each instance, relative to the regulatory capital of the Bank), involve greater risk to the Company because a small number of such loans could have significant effects on the amount of the Company's nonperforming assets and the level of its interest income in the event of default.

         Terms of Loans. The Company generally offers a variety of loan terms and conditions on all loan types, including fixed interest rates and interest rates which adjust in accordance with various indices; payments which are interest-only or payments which include the amortization of principal, either on a partial or fully amortizing basis; varying adjustment frequencies for adjustable-rate loans and interest rate payment floors and caps; and varying maturity and extension options. Certain of these terms, which generally are offered by the competition encountered by the Company in connection with its lending activities, may increase the risk of default. For example, loans which are not fully amortizing over their maturity and which have a balloon payment due at their stated maturity, as is the case with substantially all of the Company's estate, multi-family residential and commercial real estate loans, involve a greater risk of loss than fully amortizing loans because the ability of a borrower to make a balloon payment typically will depend on its ability either to timely refinance the loan or to timely sell the security property. The ability of a borrower to accomplish these results will be affected by a number of factors, including the level of available mortgage rates at the time of sale or refinancing, the financial condition and operating history of the borrower and the property which secures the loan, tax laws, prevailing economic conditions and the availability of financing for such loans generally. Similarly, adjustable-rate loans, which comprised a substantial majority of all of the loans originated by the Company during the three months ended March 31, 1998 and the years ended December 31, 1997, 1996 and 1995, may increase the risk of default thereon during periods of rising interest rates, which could adversely affect a borrower's ability to make required payments during the term of the loan, as well as at maturity if, as a result of payment caps, the difference between the interest rate on which payments are made during the term of the loan is less than the accrual rate of interest thereon and such difference is added to the principal amount of the loan due at maturity, or so-called "negative amortization."

         Limited Track Record of Performance for New Loan Originations. The Company ceased loan origination activities during 1993 and 1994 in order to focus on building a lending and operating infrastructure. The Company resumed significant lending activities during 1995 and, as a result, $698.0 million or 71.8% of the Company loan portfolio as of March 31, 1998 was originated subsequent to 1994. Although such loans have generally performed in accordance with their respective terms, they have generally not been outstanding long enough to fully assess their ability to perform under changing economic and market conditions.

RISKS ASSOCIATED WITH GROWTH IN LOAN ORIGINATIONS

         The Company resumed significant lending activities in 1995. During the period 1995 through 1997, the Company's annual volume of new loan commitments increased substantially, reaching $495 million in 1997, as compared with $332 million in 1996 and $197 million in 1995. During the three months ended March 31, 1998, the Company recorded $193 million of new loan commitments. An integral component of the Company's business strategy consists of expanding its market share in each of its principal lending businesses, including the financing of estate homes, residential construction and multi-family residential and commercial real estate. The Company's ability to meet this objective will be dependent on market and economic conditions, particularly the general level of interest rates, the competition for such lending activities, which management believes has increased significantly in recent years, the Company's ability to attract and retain cost-efficient sources of funds in order to fund its lending activities, and other factors which are beyond the control of the Company. As a result of the foregoing, there can be no assurance that the Company will be able to engage in the desired level of lending activities in order to meet its loan growth objectives.

ASSET QUALITY

         The Company's results of operations are significantly dependent on the quality of its assets, as measured by the level of its nonperforming assets, nonaccruing and classified assets. Nonperforming assets consist of loans which are 90 days or more past due ("nonperforming loans") and real estate acquired by foreclosure or deed-in-lieu thereof, net of writedowns and reserves ("real estate owned"). In addition to its nonperforming assets, the Company has loans which are delinquent 30 to 89 days, which the Company places on nonaccrual status as a matter of policy, and loans which are performing in accordance with their terms but which the Company has classified as substandard or lower in accordance with OTS regulations because they were troubled debt restructurings or contained one or more defined weaknesses, a portion of which also may be placed on nonaccrual status. Management of the Company has devoted and continues to devote substantial time and resources to the identification, collection and workout of the Company's problem assets, which has resulted in a significant decrease in the Company's nonperforming assets from a high of $151.2 million, or 17.2% of total assets at December 31, 1993 to $16.8 million, or 1.6% of total assets at March 31, 1998. Notwithstanding the substantial decline in nonperforming assets since 1993, at March 31, 1998, the Company's nonperforming assets and other classified assets aggregated $60.0 million, or 5.7%, of total assets.

         Although management of the Company has successfully reduced its nonperforming assets in recent years, the real estate markets and the overall economy in its market area are likely to be significant determinants of the quality of the Company's assets in future periods and, thus, its financial condition and results of operations. In addition, the Company's financial condition and results of operations may be adversely affected to the extent the Company's newly originated loans experience asset quality problems.

ADEQUACY OF ALLOWANCES FOR LOSSES

         Management establishes general reserves against the Company's portfolio of loans. Such general reserves are established for each segment of the Company's loan portfolio. In establishing general reserves, management incorporates (1) the recovery rate for similar properties previously sold by the Company, (2) valuations of groups of similar assets, (3) the probability of future adverse events (i.e., performing loans which are expected to become nonperforming and loans in default which are expected to be foreclosed on) and
(4) guidelines published by the OTS.

         At March 31, 1998, the Company's allowance for credit losses amounted to 1.46% of total loans and 137.85% of nonperforming loans. Although the Company believes that it has established adequate allowances for losses on its loan portfolio and real estate owned, material future additions to the allowance for loan losses may be necessary due to changes in economic conditions, the performance of the Company's loan portfolio and increases in loans. Future additions to the allowance for losses on real estate owned may be necessary to reflect changes in the economies and markets for real estate in which the Company's real estate owned is located and other factors which may result in adjustments which are necessary to ensure that the Company's real estate owned is carried at the lower of cost or fair value, less estimated costs to dispose of the properties. In addition, the OTS, as an integral part of its examination process, periodically reviews the Company's allowance for losses and the carrying values of its assets. Increases in the provisions for losses on loans and real estate owned would adversely affect the Company's results of operations.

SOURCE OF PAYMENTS ON THE SENIOR NOTES DUE 2004

         The Company is a holding company with no material business operations of its own. The Company's only significant asset is all of the common stock of the Bank. In connection with the 1995 recapitalization of the Bank, the Company issued $27 million of senior notes and preferred stock. In December 1997, the Company repaid such senior notes and preferred stock with the proceeds of a $40 million offering of senior notes due 2004. The senior notes due 2004 have an annual debt service requirement of $5.0 million. The principal source of cash to pay interest on and principal of the senior notes due 2004 consists of dividends from the Bank. There can be no assurance that the earnings from the Bank will be sufficient to pay dividends to the Company or that such dividends will be permitted by applicable federal banking laws and regulations. Failure to pay interest and/or principal on the senior notes due 2004 would constitute an event of default with respect to such senior notes. For additional information concerning limitations on the Bank paying dividends to the Company, see "No Intention to Pay Dividends; Limited Sources for Dividends on the Common Stock and Funding of Activities."

INTEREST RATE RISK

         The Company's operating results depend almost entirely on its net interest income, which is the difference between the interest income earned on interest-earning assets and the interest expense incurred in connection with its interest-bearing liabilities. Changes in the general level of interest rates can affect the Company's net interest income by affecting the spread between the Company's interest-earning assets and interest-bearing liabilities. This may be due to the disparate maturities or period to repricing of the Company's interest-earning assets and interest-bearing liabilities, as well as in the case of an increase in the general level of interest rates, periodic caps which limit the interest rate change on many of the Company's adjustable-rate mortgage loans. Changes in the general level of interest rates also affect, among other things, the ability of the Company to originate loans; the ability of borrowers to make payments on loans; the value of the Company's interest-earning assets and its ability to realize gains from the sale of such assets; the average life of the Company's interest-earning assets; and the Company's ability to obtain deposits in competition with other available investment alternatives. Interest rates are highly sensitive to many factors, including governmental monetary policies, domestic and international economic and political conditions and other factors beyond the control of the Company.

         The Company's interest rate risk strategy emphasizes the management of asset and liability balances within repricing categories in order to limit the Bank's exposure to earnings variations as well as variations in the value of assets and liabilities due to changes in interest rates over time. The Company does not currently utilize off-balance sheet hedging instruments in order to hedge its interest rate exposure. Instead, the Company hedges such exposure internally through the use of core deposit accounts and FHLB advances, together with an emphasis on investing in shorter-term or adjustable-rate assets.

ECONOMIC CONDITIONS

         The success of the Company is dependent to a certain extent upon general economic conditions, particularly in the areas in Southern California in which it conducts its business activities. Adverse changes in the economic conditions of these areas may impair the ability of the Company to collect loans and would otherwise have an adverse effect on its business, including the demand for new loans, the ability of customers to repay loans and the value of both the real estate which secures its loans and its real estate owned. Moreover, earthquakes and other natural disasters could have similar effects. Although such disasters have not significantly adversely affected the Company to date, the ability of borrowers to acquire insurance for such disasters in California is severely limited. The Company does not generally require individual borrowers to obtain insurance coverage with respect to any damage to the collateral securing the Bank's loans in the event of an earthquake. Instead, in June 1997, the Company purchased a $10 million blanket insurance policy covering the collateral securing the Bank's estate loans in the event of an earthquake. Pursuant to this blanket insurance policy, the Company will be reimbursed for any losses suffered upon the disposition of the collateral securing an estate loan (whether by foreclosure or sale), including interest foregone with respect to the loan for the period from the 91st day of the loan's delinquency until the ultimate disposition of the collateral. Nevertheless, no assurance can be made that in the event of an earthquake, the Bank will recover amounts pursuant to such insurance policy sufficient to cover all of the losses suffered by the Bank.

COMPETITION

         The Company experiences substantial competition both in attracting and retaining deposits and in making loans. Its most direct competition for deposits historically has come from other thrift institutions, commercial banks and credit unions conducting business in its market areas in Southern California. In addition, as with all banking organizations, the Company has experienced increasing competition from nonbanking sources, such as full service and discount broker-dealers and other investment alternatives, such as mutual funds. The Company's competition for estate loans comes principally from larger commercial banks, investment banks and other thrift institutions and the Company's competition for residential construction loans comes principally from smaller commercial banks. The Company's competition for multi-family residential and commercial real estate loans comes principally from other thrift institutions, commercial banks, insurance companies, mortgage real estate investment trusts, mortgage conduits and other institutional lenders. A number of institutions with which the Company competes for deposits and loans (primarily with respect to estate loans and multi-family residential and commercial real estate loans) have significantly greater assets, capital and other resources than the Company. In addition, many of the Company's competitors are not subject to the same extensive federal regulation that governs savings and loan holding companies, such as the Company, and federally-chartered and federally-insured savings institutions, such as the Bank. As a result, many of the Company's competitors have advantages over the Company in conducting certain businesses and providing certain services.

TECHNOLOGY

         Data Processing Conversion. During 1998, the Company expects to complete a conversion of substantially all of its computer-based systems and applications to an in-house, client-server platform from an outsourced, host-based platform, following over two years of planning, design, specification, hardware and software acquisition and resource additions. The Company believes that the new computer-based systems and applications will provide it with the information processing, warehousing and reporting capabilities necessary to more efficiently and reliably support its business activities in the future. Although management believes that it has adequately planned for, and is prudently implementing its established project plan with respect to, the conversion, there is a risk, inherent in all conversions of computer-based systems, that the conversion will not be implemented consistent with management's plan. This could result in the inability of the new computer-based systems to accurately process and report information on a timely basis, which could lead to the allocation of unplanned resources and the expenditure of additional funds. In addition, significant problems with the conversion could adversely affect the Company's ability to successfully implement portions of its strategic plan on a timely basis.

         Year 2000 Compliance. The Company has adopted, and is implementing, a plan to address Year 2000 data processing issues. The plan includes the assessment of all internal systems, programs and data processing applications (with respect to the Company, including the new applications which are integral to the conversion of its computer-based systems), as well as those provided to the Company by third-party vendors. The expense incurred and to be incurred by the Company to ensure Year 2000 compliance is substantially integrated and included with the expense associated with the planned conversion of its computer-based systems. Management continues to evaluate the Company's third party vendors' efforts with respect to compliance with Year 2000 issues. No assurance can be given that such third party vendors' efforts will be successful or that the Company's costs associated therewith will be consistent with internal projections. However, the Company does not believe that any Year 2000 issues will materially affect the Company's products, services or competitive conditions. In addition, the Company does not believe that the cost of addressing Year 2000 issues is a material event or uncertainty which would cause reported financial information not to be necessarily indicative of future operating results or financial conditions, and the costs or the consequences of incomplete or untimely resolution of its Year 2000 issues does not represent a known material event or uncertainty that is reasonably likely to affect its future financial results, or cause its reported financial information not to be necessarily indicative of future operating results or future financial condition.

         The Company anticipates incurring approximately $3.3 million in costs related to the foregoing data processing conversion and the implementation of the Company's Year 2000 plan. Approximately $1.2 million of such costs are expected to be expensed during 1998 while approximately $2.1 million of such costs are expected to be capitalized and expensed over a three-year period.

REGULATION

         Both the Company, as a savings and loan holding company, and the Bank, as a federally-chartered savings institution, are subject to significant governmental supervision and regulation, which is intended primarily for the protection of depositors. Statutes and regulations affecting the Company and the Bank may be changed at any time, and the interpretation of these statutes and regulations by examining authorities also is subject to change. There can be no assurance that future changes in applicable statutes and regulations or in their interpretation will not adversely affect the business of the Company. The Company is subject to regulation and examination by the OTS and the Bank is subject to regulation and examination by the OTS and the FDIC. There can be no assurance that the OTS or the FDIC will not, as a result of such regulation and examination, impose various requirements or regulatory sanctions upon the Company or the Bank, as applicable. In addition to governmental supervision and regulation, each of the Company and the Bank is subject to changes in federal and state laws, including changes in tax laws, which could materially affect the real estate industry. For information concerning limitations on the Bank paying dividends to the Company, see "No Intention to Pay Dividends; Limited Sources for Dividends on the Common Stock and Funding of Activities."

DEPENDENCE ON CHIEF EXECUTIVE OFFICER

         Scott A. Braly, President and Chief Executive Officer of the Company, has had, and will continue to have, a significant role in the development and management of the Company's business, including in particular his active involvement in the Bank's lending operations, whereby he functions as the Bank's Chief Lending Officer. The loss of his services could have an adverse effect on the Company. The Company and Mr. Braly are not parties to an employment agreement, and the Company currently does not maintain key man life insurance relating to Mr. Braly or any of its other officers.

NO INTENTION TO PAY DIVIDENDS; LIMITED SOURCES FOR DIVIDENDS ON THE COMMON STOCK AND FUNDING OF ACTIVITIES

         The Company does not currently pay cash dividends on the Common Stock and has no current plans to do so in the future. See "Market for Common Stock and Dividends." As a holding company whose only significant asset is all of the common stock of the Bank, the ability of the Company to pay dividends on the Common Stock and to conduct business activities directly or in non-banking subsidiaries will depend significantly on the receipt of dividends or other distributions from the Bank. Federal banking laws and regulations, including the regulations of the OTS, limit the Bank's ability to pay dividends to the Company. The Bank generally may not declare dividends or make any other capital distribution to the Company if, after the payment of such dividend or other distribution, it would fall within any of the three undercapitalized categories under the prompt corrective action standards established by the OTS and the other federal banking agencies pursuant to Section 38 of the Federal Deposit Insurance Act. A capital distribution regulation of the OTS also limits the Bank's ability to pay dividends and make other capital distributions in a manner which depends upon the extent to which the Bank meets its regulatory capital requirements. In addition, the HOLA requires every savings association subsidiary of a savings and loan holding company to give the OTS at least 30 days' advance notice of any proposed dividends to be made on its guarantee, permanent or other non-withdrawable stock or else such dividend will be invalid. Further, the OTS may prohibit any dividend or other capital distribution that it determines would constitute an unsafe or unsound practice. In addition to the regulation of dividends and other capital distributions, there are various statutory and regulatory limitations on the extent to which the Bank can finance or otherwise transfer funds to the Company or non-banking subsidiaries of the Company, whether in the form of loans, extensions of credit, investments or asset purchases. The Director of the OTS may further restrict these transactions in the interests of safety and soundness.

         As of March 31, 1998, the Bank met the capital and other requirements of a "well capitalized" institution under the OTS' prompt corrective action standards. There can be no assurance that the Bank will remain "well capitalized" in the future or that the OTS will not require the Bank to maintain higher levels of capital in light of the risk profile of its lending activities.

LIMITED MARKET FOR THE COMMON STOCK

         The Common Stock is traded on the National Market of the Nasdaq Stock Market, although it is not an actively-traded stock. No assurance can be given that a more active and widespread trading market for the Common Stock will develop or if one develops, that it will continue.

DILUTION

         Upon completion of the Offering, there will be an immediate dilution of the net tangible book value per share of Common Stock purchased in the Offering from the Price to Public. This dilution primarily results from the sale by the Company of Common Stock in the Offering at a price above the current book value per share. Without taking into account any changes in net tangible book value after March 31, 1998, other than those resulting from the sale by the Company of the Common Stock offered hereby (after deduction of underwriting discounts and commissions and estimated Offering expenses), the pro forma net tangible book value at March 31, 1998 would have been $___ per share, representing an immediate dilution of $___ per share to persons purchasing the Common Stock offered hereby at the Price to Public.

SHARES AVAILABLE FOR FUTURE SALE

         Sales of a substantial number of shares of Common Stock in the public market following the Offering, including shares issuable upon exercise of the Warrants or stock options, as discussed below, could adversely affect the market price of the Common Stock and the ability of an investor in the Common Stock offered hereby to sell such Common Stock for an amount which is equal to or higher than its purchase price. The 1,750,000 shares of Common Stock offered hereby (plus up to 262,500 shares which may be sold pursuant to the Underwriters' overallotment option) will be freely transferable without further restriction or further registration under the Securities Act, except that any shares purchased by an "affiliate" of the Company, as that term is defined by the Securities Act ("affiliate"), will be subject to certain of the resale limitations of Rule 144 under the Securities Act. Of the 3,170,296 shares of Common Stock outstanding at June 1, 1998, 2,739,175 shares are freely transferable without restriction or registration under the Securities Act and 431,121 shares are "restricted securities" as that term is defined in Rule 144 and may only be sold pursuant to a registration statement under the Securities Act or an applicable exemption from registration thereunder, including pursuant to Rule 144.

         Pursuant to a Registration Rights Agreement entered into by the Company and certain investors in December 1995, the Company intends to file a Registration Statement under the Securities Act to register for resale from time to time by the holders thereof (the "Selling Securityholders") (i) the 431,121 shares of outstanding restricted Common Stock, (ii) outstanding Warrants to purchase an aggregate of 2,376,000 shares of Common Stock and (iii) 2,376,000 shares of Common Stock issuable upon exercise of such Warrants (2,024,000 Warrants and 2,024,000 shares of Common Stock issuable upon exercise of such Warrants may be deemed to be held by affiliates of the Company) (all Warrants and shares of Common Stock covered by such Registration Statement are collectively referred to herein as the "Securities"). The Warrants become exercisable in accordance with their terms on December 11, 1998. See "Description of Capital Stock - Warrants." The sale or distribution of all or any portion of the Securities may be effected from time to time by the Selling Securityholders directly, or indirectly through brokers or dealers or in a distribution by one or more underwriters on a firm commitment or best efforts basis, in the over-the-counter market, on any national securities exchange or automated inter-dealer quotation system on which the Securities are listed or traded, if any, in privately-negotiated transactions or otherwise, at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices. In addition, any of the Securities that qualify for sale pursuant to Rule 144 may be sold in transactions complying with such rule.

         As of June 1, 1998, (i) a total of 465,102 shares of Common Stock were reserved for issuance under the Company's Stock Option Plan for employees who may be deemed to be affiliates of the Company, which the Board of Directors of the Company has proposed to increase to 800,000, subject to approval of the Company's stockholders at an annual meeting of stockholders to be held on June 17, 1998, and (ii) a total of 449,800 shares of Common Stock were reserved for issuance under the Company's Stock Option Plan for employees who are not deemed to be affiliates of the Company. Shares of Common Stock issued under the Stock Option Plans, other than shares held by affiliates of the Company, which may be sold under Rule 144, will be eligible for resale in the public market without restriction. For additional information, see "Shares Available for Future Sale" and "Underwriting."

                                USE OF PROCEEDS

         Net proceeds of the Offering retained by the Company will be used for general corporate purposes, including contributions to the Bank in order to maintain and enhance internal loan growth and expansion of its business. Initially, the net proceeds from the Offering will be invested primarily in U.S. Government and agency securities.

         The estimated net proceeds to be raised in the Offering depends on the amount of the actual expenses incurred in the Offering, which may differ from the estimates herein.

         The following table shows estimated gross and net proceeds based upon the sale of 1,750,000 shares of Common Stock in the Offering at an assumed Price to Public of $_____ per share.

                                                                        (In Thousands)
                                                                        --------------
                    Gross proceeds from the Offering  . . . .              $---------

                    Less: estimated Offering
                          expenses and discounts  . . . . . .               ---------
                       Net proceeds from the
                          Offering(1)   . . . . . . . . . . .              $
                                                                            =========

----------------

(1) Does not include the exercise of the option for 262,500 additional shares granted to the Underwriters to cover over-allotments. If the option is exercised in full, total net proceeds are estimated to be $______ (based upon an assumed Price to Public of $___ per share).

                  MARKET PRICE FOR COMMON STOCK AND DIVIDENDS

MARKET PRICE FOR COMMON STOCK

       The Common Stock is traded on the National Market of the Nasdaq Stock Market under the symbol "HTHR." The following table sets forth the high and low sales prices of the Common Stock as reported by the National Market of the Nasdaq Stock Market during the periods indicated.

                                                                    Sales Price
                                                  ----------------------------------------------
                                                            High                   Low
                              1996                -----------------------   --------------------
               --------------------------------
               First Quarter                                 $5.625                $4.375
               Second Quarter                                 9.00                  4.875
               Third Quarter                                  9.25                  6.75
               Fourth Quarter                                 8.125                 6.625

                              1997
               --------------------------------

               First Quarter                                 11.75                  7.75
               Second Quarter                                12.25                  9.25
               Third Quarter                                 18.00                 12.25
               Fourth Quarter                                24.00                 17.50

                              1998
               --------------------------------

               First Quarter                                 21.50                 19.125
               Second Quarter
                   (through June 1, 1998)                    21.75                 19.00



       On June __, 1998, the last trading day before the commencement of the Offering, the closing sale price of a share of Common Stock on the Nasdaq Stock Market was $________.

       As of June 1, 1998, there were 3,170,296 shares of Common Stock outstanding, which were held by approximately 475 holders of record. The number of holders of record does not reflect the number of persons or entities who or which hold their stock in nominee or "street" name through various brokerage firms or other entities.

DIVIDENDS

       The Company does not currently pay cash dividends on the Common Stock and has no current plans to do so in the future. In the future, the timing and amount of any dividends will be determined by the Board of Directors of the Company and will depend, among other factors, upon the Company's earnings, financial condition, cash requirements, the capital requirements of the Bank and investment opportunities at the time any such payment is considered. See "Risk Factors - No Intention to Pay Dividends; Limited Sources for Dividends on the Common Stock and Funding of Activities."

       As a holding company, the payment of any dividends by the Company will be significantly dependent on dividends received by the Company from the Bank. For a description of limitations on the ability of the Bank to pay dividends on its capital stock to the Company, see "Risk Factors - No Intention to Pay Dividends; Limited Sources for Dividends on the Common Stock and Funding of Activities."


                                 CAPITALIZATION

       The following table sets forth the consolidated capitalization of the Company at March 31, 1998, and the pro forma consolidated capitalization of the Company at such date after giving effect to (i) the sale of 1,750,000 shares of Common Stock at an assumed Price to Public of $___ per share and (ii) the Company's receipt of all of the estimated proceeds from the sale of the Common Stock offered hereby, based on the assumptions set forth under "Use of Proceeds" and in the notes below. The table should be read in conjunction with the Consolidated Financial Statements of the Company, including the related notes, included in the documents incorporated herein by reference. See "Incorporation of Certain Documents by Reference."


                                                                  March 31, 1998
                                                   -----------------------------------------

                                                           Actual               As Adjusted
                                                   ----------------------   -----------------

                                                    (Dollars in Thousands, Except Share Data)
Deposits                                                  $848,870                $848,870
Borrowings:
 FHLB advances                                             105,000                 105,000
 Notes due 2004                                             40,000                  40,000
 Accounts payable and other liabilities                      8,508                   8,508
                                                        ----------              ----------
  Total liabilities                                      1,002,378               1,002,378

Stockholders' equity:
Preferred Stock, $0.01 par value;
 10,000,000 shares authorized; none outstanding                 --                      --
Common Stock, $0.01 par value; 20,000,000 shares
 authorized; 3,169,496 shares issued(1)                         32
Capital in excess of par value(1)                           10,770
Unrealized gain (loss) on available for sale securities          6                       6
Retained earnings                                           33,853                  33,853
                                                            ------                  ------
                                                            44,661
Less:
Treasury stock, at cost (5,400 shares of Common                (48)                    (48)
 Stock)
Loan to Employee Stock Ownership Plan                          (84)                    (84)
                                                         ---------               ---------
 Total stockholders' equity                                 44,529
                                                         ---------               ---------
 Total liabilities and stockholders' equity             $1,046,907              $
                                                         =========               =========

Shares of Common Stock outstanding:
 Basic                                                       3,157
 Warrants(2)                                                 2,376                   2,376
 Options                                                       655                     655
 Less Treasury shares(3)                                      (507)                   (507)
                                                         ---------               ---------
 Diluted                                                $    5,681              $
                                                         =========               =========

Stockholders' equity:
 Basic                                                      44,529
 Warrants(2)                                                 5,346                   5,346
 Options                                                     4,704                   4,704
 Less Treasury shares(3)                                   (10,087)                (10,087)
                                                         ---------               ---------
 Diluted                                                $   44,492              $
                                                         =========               =========
Basic book value per share                             $     14.10               $
Diluted book value per share                           $      7.83               $


                        (Footnotes on following page)

--------------------------

(1) Does not reflect the exercise of (i) options to purchase shares of Common Stock which have been or may be granted pursuant to the Company's Stock Option Plans and (ii) outstanding Warrants to purchase an aggregate of 2,376,000 shares of Common Stock. See "Shares Available for Future Sale."

(2) The Offering is not expected to result in a decrease in the exercise price of the Warrants of 1% or more. Consequently, the Warrants (as adjusted) do not reflect a possible adjustment to the exercise price or number of Warrants as a result of the Offering. See "Description of Capital Stock - Adjustments of Exercise Price and Number of Shares of Common Stock."

(3) Under the diluted method, it is assumed that the Company will use proceeds from the pro forma exercise of the Warrants and options to acquire actual shares currently outstanding, thus increasing Treasury shares. Treasury shares were assumed to be repurchased at the average closing stock price for the respective period.

                               REGULATORY CAPITAL

       Under regulations adopted by the OTS, each savings institution is currently required to maintain tangible and core capital equal to at least 1.5% and 3.0%, respectively, of its adjusted total assets, and total capital equal to at least 8.0% of its risk-weighted assets.

       The following table sets forth the actual regulatory capital ratios of the Bank at March 31, 1998. Following consummation of the Offering, management anticipates downstreaming the proceeds of the Offering to the Bank as necessary in order to maintain the Bank's internally established minimum core and risk-based capital ratios of 6.5% and 11.0% of its adjusted total assets and risk-weighted assets, respectively.




                                           March 31, 1998
                       ----------------------------------------------------

                                               Capital             Excess
                           Capital           Requirement           Capital
                       ------------      ----------------      ------------
                                       (Dollars in Thousands)
DOLLAR BASIS:
Tangible                      $77,767            $15,667             $62,100
Core(1)                        77,767             31,334              46,433
Risk-based(2)                  87,306             61,021              26,285

PERCENTAGE BASIS:
Tangible                         7.45%              1.50%               5.95%
Core(1)                          7.45               3.00                4.45
Risk-based(2)                   11.45               8.00                3.45

---------------

(1) Does not reflect the 4% and 5% requirements to be met in order for an institution to be deemed "adequately capitalized" and "well capitalized," respectively, under applicable laws and regulations.

(2) Does not reflect the 10% requirement to be met in order for an institution to be deemed to be "well capitalized" under applicable laws and regulations.

                        BUSINESS OVERVIEW OF THE COMPANY

       Set forth below is a brief overview of the Company, which should be read in conjunction with, and is qualified in its entirety by reference to, the more detailed information and other information contained in the Company's Annual Report on Form 10-K for the year ended December 31, 1997, as amended, and Quarterly Report on Form 10-Q for the three months ended March 31, 1998.

GENERAL

       The Company is a financial services company specializing in making real estate-secured loans in market niches which management believes generally provide higher rates of return and greater growth potential than the traditional mortgage products offered by competing mortgage lenders. The Company, through the Bank, generally seeks to originate real estate-secured loans in which it can earn a premium yield for prompt, efficient execution and for tailoring the terms of the loans to meet the objectives of both the Company and the borrower. The Company focuses primarily on originating (1) loans secured by estate homes with principal balances of $1.0 million or more; (2) loans for the construction of individual and tracts of single-family residential homes and the acquisition and development of land for such construction; and (3) permanent and construction loans secured by multi-family residential and commercial real estate. The Company funds its lending activities primarily with retail deposits obtained through the Bank's branch system and, to a lesser extent, advances from the FHLB of San Francisco. At March 31, 1998, the Company had assets of $1.05 billion, liabilities of $1.00 billion, including deposits of $848.9 million, and stockholders' equity of $44.5 million.

       The Company reported net losses for 1993, 1994, and 1995 due to high levels of nonperforming assets, which were attributable to loans originated during the late 1980's and early 1990's by prior management of the Company.
The collectibility of such loans was adversely affected by the severe economic recession experienced within California during the early 1990's and the resulting decline in real estate values. In 1993, the Board of Directors replaced senior management of the Company with a new management team which was, among other things, more experienced with troubled asset management and resolution. New management undertook an extensive restructuring of the Company which included the following elements:

       - Substantially reducing the Bank's sizeable portfolio of problem assets by promptly foreclosing on the collateral securing the Bank's nonperforming loans, making additional post-foreclosure investments in the Bank's residential development projects and apartment buildings through the subsequent retail disposition of real estate owned and, to a much lesser extent, through loan workouts. The foregoing actions resulted in a reduction of nonperforming assets from $151.2 million at December 31, 1993 to $16.8 million at March 31, 1998.

       - Increasing the Bank's regulatory capital through (i) the issuance by the Company of an aggregate of $27 million of senior notes and cumulative preferred stock in 1995, (ii) the issuance by the Company of an aggregate of $40 million of senior notes due 2004 in 1997, the proceeds of which were used, in part, to repay the senior notes and preferred stock issued in 1995, and (iii) accumulated earnings during 1996 and 1997.

       -      Developing and implementing revised lending strategies, including
              (1) clearly defining targeted, niche lending products and markets, (2) making a substantial investment in the Bank's lending and operating infrastructure, and (3) enhancing the Bank's loan underwriting policies and procedures and internal audit and credit risk management functions, which, commencing in 1995, permitted the Company to resume substantial lending activities.

       - Consolidating the Bank's branch system from 19 branch offices at December 31, 1993, with average deposits of $43.7 million per branch, to six branch offices at March 31, 1998, with average deposits of $141.5 million per branch.

       Beginning in 1995, the Company established itself as a provider of real estate-secured financings to narrowly targeted segments of the Southern California real estate markets. These real estate market segments, which include estate homes, residential construction and multi-family and commercial real estate, have provided the Company with opportunities to achieve higher loan yields than is typical in more traditional mortgage financings.
Generally, the Company is able to realize higher yields on its financings because of the size and complexity of individual loans, the high level of support services it offers to builders, developers and other borrowers, the efficiency with which it can process individual loan requests, and its willingness and competence in tailoring the terms of individual loans to meet the objectives of the Company and the borrower. In recent years, the Company has retained lending personnel with significant loan origination experience, a full complement of loan underwriting, processing and funding personnel, and skilled personnel responsible for the Company's appraisal, servicing, internal audit and credit risk management functions. The Company sources its loan originations through a combination of established relationships with mortgage brokers and mortgage bankers, and through expanding referrals from, and repeat business with, existing customers of the Company. Since the Company's resumption of lending activities in 1995, loan commitments have increased from $197.4 million in 1995 to $332.3 million in 1996 to $495.0 million in 1997, and amounted to $193.0 million during the three months ended March 31, 1998. As a result of the foregoing and the initiatives set forth below, the Company recognized net earnings of $7.5 million, $9.6 million and $1.8 million for the years ended December 31, 1996 and 1997 and the three months ended March 31, 1998, respectively.

       The Company believes that it can continue to expand its annual volume of new loan originations, thereby increasing its market share within its existing business lines, due to (1) the number of market segments in which it actively competes, (2) its willingness to originate loans across the full spectrum of potential risk and return within each of its market segments, (3) the experience and depth of its lending personnel, (4) its strategy of retaining virtually all new loan originations for its own portfolio, (5) its unique complement of execution efficiency and flexibility and high level of customer service, complemented by its flat organizational structure, and (6) its access to relatively low-cost funding from retail deposits and, to a lesser extent, advances from the FHLB of San Francisco which have a wide variety of interest rates and maturities.

       Management believes that the combined effects of these attributes, coupled with the Company's strategy of pricing its loans on an adjustable-rate basis, will enable the Company to continue to successfully compete against much larger providers of mortgage credit, while maintaining prudent levels of interest rate and credit risk as its loan portfolio grows.

MARKET AREA

       Because the Company conducts virtually all of its business within Southern California, the success of its various business strategies and results of operations are dependent upon the health and vibrancy of the Southern California economy and, in particular, the real estate markets which the Company targets in its lending businesses.

       During the early 1990s, the Southern California economy experienced a severe downturn in employment and economic activity, principally occasioned by a national recession and exacerbated by the financial difficulties experienced within the region's aerospace and defense industries, each of which accounted for significant employment in the region. During this period, California's unemployment rate rose from less than 7% to nearly 10%, the number of persons employed throughout the state declined, and the dollar amount of taxable sales declined (Source: UCLA Anderson Forecast, March 1998). The resulting decline in the region's macroeconomic indicators adversely affected virtually all of Southern California's real property markets. During this period, (1) the median price of new homes declined by over 20%, (2) building permits issued for new residential units declined by approximately 60%, and (3) construction employment declined by nearly 20% (Source: UCLA Anderson Forecast, March 1998). This combination of adverse economic and real property market factors caused real estate values throughout the region to decline significantly.

       Since mid-1995, economic conditions throughout California have improved significantly. Since the end of the recession, (1) the state's unemployment rate has declined to less than 6% from 10%, (2) the dollar amount of taxable sales has increased by approximately 25%, (3) Los Angeles County median home prices have increased, (4) the unit volume of new and existing home sales have increased by approximately 30%, and (5) the value of nonresidential building permits has increased by over 75% (Source: UCLA Anderson Forecast, March 1998). These positive economic factors have contributed to the recent expansion of the region's economy, and a significant rise in real property values since the 1993-1995 period. Management believes that the initial firming and recent rise of real property values has created growing liquidity throughout the region's real property markets, which has contributed to a surge in the availability of credit from local, regional and national sources of mortgage financing.

LENDING ACTIVITIES

       General. The Company's principal business activity involves the origination of real estate-secured loans, with respect to which it can often charge a premium price for highly efficient transaction execution and for tailoring the terms of such loans to meet the transaction-specific objectives of both the Company and the borrower. Unlike most real estate-secured lenders, the Company also seeks to originate loans across the full spectrum of identified risk and potential return. Since the beginning of 1995, the Company has emphasized the origination of (1) loans secured by single-family residences, primarily very large homes and unique estates, (2) loans for the construction of individual and tracts of single-family residential homes and the acquisition and development of land for the construction of such homes, and
(3) permanent loans secured by multi-family residential and commercial real estate. The Board of Directors of the Company has established maximum concentration targets with respect to its principal lending groups (because the following percentages are maximums, they are not additive), which currently amount to (as a percentage of total loans) (i) 30% for estate loans, (ii) 40% for committed residential construction loans (30% for disbursed residential construction loans) and (iii) 40% for multi-family residential real estate and 30% for commercial real estate loans. As of March 31, 1998 the Company's estate loans, residential construction loans and multi-family residential and commercial real estate loans did not exceed the foregoing maximum concentration targets.

       Although the types of collateral securing loans made by the Company since 1995 are generally similar to the types of collateral which secured loans made by the Company prior to 1995, these older loans were underwritten under significantly different criteria, and were made in much larger concentrations to individual or affiliated borrowers, as compared to the loans made since 1995. More specifically, the residential construction loans currently being originated by the Company carry shorter terms (i.e., 12 months or, with respect to tract development loans, 12 months per development phase), are underwritten pursuant to more stringent loan underwriting criteria (including loan-to-value ratios), and are subject to more stringent individual transaction restrictions and loan-to-one borrower limitations. In addition, in recent years, the Company has hired skilled personnel with experience in the areas of loan originations, loan underwriting, processing and funding, appraisal review, loan servicing, internal audit and credit risk management. Moreover, the Company adheres to a voucher system in order to control disbursements to builders and developers. Finally, since 1994, the Company has not extended any new credit to any individuals or entities with whom the Company's prior management conducted business.

       The Company's current loan origination activities are governed by established policies and procedures appropriate to the risks inherent to the types of collateral and borrowers financed by the Company. The Company's primary competitive advantages, which include (1) a willingness and competence to tailor the terms and conditions of individual transactions to accommodate the borrower's and the Company's objectives, (2) a strategy of holding in portfolio virtually all new loan originations, and (3) highly effective and efficient transaction execution, are consistent with the Company's relatively flat organizational and decision-making structure, and its reliance upon relatively few, highly-skilled lending professionals. This combination of competitive, organizational and strategic distinctions contribute to the Company's success in attracting new business and in its ability to receive a return believed by management to be commensurate with the inherent and transaction-specific risks assumed and the value added to its customers.

       The Company's principal lending groups (i.e., estate lending, residential construction lending and multi-family residential and commercial real estate lending) are headed by individuals with significant banking and mortgage-related experience. Michael Cain, Senior Vice President in charge of income property lending, has been employed by the Bank since July 1996 and has significant experience analyzing and valuing a wide range of multi-family residential and commercial real estate property. Mr. Cain has over 19 years of banking and mortgage-related experience and previously served in numerous positions with Sun State Savings Bank, Phoenix, Arizona, Universal Savings, Scottsdale, Arizona, and Citibank N.A., Dallas, Texas. Patrick Avison, Senior Vice President in charge of residential construction lending, has been employed by the Bank since December 1997 and has significant experience in residential and commercial lending. Mr. Avison has over 19 years of banking and mortgage-related experience and previously was employed as executive vice president and chief financial officer of Coleman Homes, Inc., a home builder located in Bakersfield, California, and senior director and unit head of the real estate department of the Los Angeles representative office of the Bank of Montreal. Steven Gardner, Senior Vice President in charge of estate lending, has been employed by the Bank since December 1997 and has significant experience in originating and underwriting both conventional and jumbo single-family residential loans. Mr. Gardner has over 14 years of banking and mortgage-related experience and previously served in numerous positions with American Savings Bank, FA, California Federal Bank and Topa Savings Bank, all of which are located within Southern California.

       The Company's lending groups extend credit pursuant to a comprehensive lending policy tailored to the particular attributes of the Company's lending activities. The Company's lending policy establishes requirements and defines parameters covering loan applications, borrower financial information and legal and corollary agreements which support the vesting of title to the Company's collateral, title policies, fire and extended liability coverage casualty insurance, credit reports, and other necessary documents to support each extension of credit. The real property collateral which secures the Company's loans is appraised by either an independent fee appraiser approved by the Company or by one of the Company's staff appraisers. All independent fee appraisals are reviewed by the Company's Chief Appraiser prior to each extension of credit.

       The credit risk management policies of the Company are established and periodically reviewed by the Company's Board of Directors and management. The Company's credit risk management group is responsible for (1) conducting annual reviews of loans with principal balances in excess of $1.0 million subsequent to their funding in order to assess the borrower's compliance with applicable loan covenants, the current condition and approximate valuation of the collateral securing the Company's loans, the borrower's recent performance and changes, if any, to the ownership of the collateral securing the Company's loans and (2) assessing, generally using available data from independent sources, market trends affecting the collateral securing the Company's loans, including transaction volumes and pricing. Management utilizes the information acquired and accumulated by the credit risk management group in establishing specific and general reserves and in classifying individual assets and groups of similar assets. The Company has enhanced its credit risk management functions in recent years through the implementation of new computer-based systems and the hiring of experienced risk management personnel.

       The Company seeks to originate relatively few, high-dollar balance loans within each of its lending businesses, with the exception of the Company's conventional home financing group. Accordingly, the Company's internal "house limit," applicable to individual transactions or to multiple loans with affiliated borrowers (as defined in applicable federal regulations), is higher than for many other regulated financial institutions. Since April 1998, the Company's "house limit" amounted to 70% of the Bank's legal lending limit (or $9.2 million as of March 31, 1998), except for special purpose commercial real estate loans which are limited to $5.0 million per loan. Loans below such amounts are generally collectively approved by the applicable loan officer, the head of the appropriate lending group and the President of the Bank. Loan requests in excess of such amounts and up to the Bank's legal lending limit ($13.2 million at March 31, 1998) require approval of the Credit Committee of the Board of Directors prior to funding. All loan approvals are reported to the full Board of Directors.

       Each of the Company's principal lending groups is discussed below. In the discussion below, the Company's effective yield is calculated by adding to the weighted average coupon interest rate, loan fees collected at origination (net of loan origination costs deferred) and loan discount, in each instance annualized over the contractual term of the loan. With respect to residential construction loans, the effective yield is calculated assuming that an average of 60% of the committed amount is outstanding during the term of such loans. In all cases, the effective yield excludes revenue to which the Company is entitled upon the maturity of certain loans (e.g. exit and release fees), prepayment penalties, modifications and extension fees.

       The following table sets forth information concerning the composition of the Company's loan portfolio, and the percentage of the loan portfolio represented by each type of loan, as of the dates indicated.



                                                           DECEMBER 31,
                                   ------------------------------------------------------------
                                              March 31,
                                               1998                           1997
                                   ----------------------------   -----------------------------
                                     Balance        Percent         Balance        Percent
                                   -----------  ---------------   ------------ ----------------
                                                        (Dollars in Thousands)
Single-family:
  Estate(1)                         $216,575        19.6%         $173,764          17.9%
  Conventional                       218,721        19.8           224,006          23.1
Income property(2):
  Multi-family                       241,147        21.9           225,738          23.3
  Commercial real estate             143,266        13.0           114,293          11.8
Land                                  62,999         5.7            39,475           4.1
Single-family construction:
  Individual residences              143,960        13.0           112,899          11.7
  Tract development                   61,774         5.6            68,653           7.1
Other                                 15,501         1.4             9,698           1.0
                                   ---------      ------          --------        ------
Gross Loans Receivable(3)          1,103,943       100.0%          968,526         100.0%
                                                   =====                            =====

Less:
Participants' share                   (1,088)                        (1,141)
Undisbursed loan funds              (130,371)                      (108,683)
Deferred loan fees and
  credits, net                        (7,803)                        (7,177)
Reserves                             (14,092)                       (13,274)
                                     -------                        -------

Net Loans Receivable                $950,589                       $838,251
                                     =======                        =======






                                                           DECEMBER 31,
                                   ---------------------------------------------------------------
                                                1996                            1995
                                   -------------------------------  ------------------------------
                                    Balance          Percent          Balance        Percent
                                   -----------  ------------------  -----------  ----------------
                                                         (Dollars in Thousands)
Single-family:
  Estate(1)                         $107,891            14.6%        $  51,142          7.8%
  Conventional                       231,306            31.2          318,703          48.5
Income property(2):
  Multi-family                       220,707            29.7          219,015          33.4
  Commercial real estate              60,388             8.2           31,258           4.8
Land                                  14,513             2.0            5,579           0.9
Single-family construction:
  Individual residences               56,306             7.6           21,987           3.4
  Tract development                   33,791             4.6            6,800           1.0
Other                                 15,684             2.1            1,459           0.2
                                    --------           ------         --------        ------
Gross Loans Receivable(3)            740,586           100.0%         655,943         100.0%
                                                       =====                          =====

Less:
Participants' share                   (1,413)                           (2,219)
Undisbursed loan funds               (46,646)                          (15,208)
Deferred loan fees and
  credits, net                        (6,611)                           (5,996)
Reserves                             (13,515)                          (15,192)
                                     -------                           -------

Net Loans Receivable                $672,401                          $617,328
                                     =======                           =======


                                                           DECEMBER 31,
                                   ----------------------------------------------------------
                                               1994                          1993
                                   -----------------------------  ---------------------------
                                    Balance         Percent        Balance       Percent
                                   -----------  ----------------  ----------  ---------------
                                                         (Dollars in Thousands)
Single-family:
  Estate(1)                         $     --            --%         $    --          --%
  Conventional                       375,320          65.7          426,610        62.5
Income property(2):
  Multi-family                       172,641          30.2          193,468        28.4
  Commercial real estate               7,757           1.4            7,630         1.1
Land                                   3,797           0.7           22,179         3.3
Single-family construction:
  Individual residences                3,270           0.6            6,603         1.0
  Tract development                    6,000           1.1           22,925         3.4
Other                                  1,654           0.3            2,013         0.3
                                    --------        ------         --------       -----
Gross Loans Receivable(3)            570,439         100.0%         681,428      100.00%
                                                     =====                       ======

Less:
Participants' share                   (3,072)                        (3,098)
Undisbursed loan funds                (2,795)                          (966)
Deferred loan fees and
  credits, net                        (6,091)                        (7,285)
Reserves                             (21,461)                       (46,629)
                                     -------                        -------

Net Loans Receivable                $537,020                       $623,450
                                     =======                        =======

-----------------------------

(1) Applicable solely to loans, generally in excess of $1.0 million, made subsequent to 1994. For periods prior to 1995, all loans secured by single-family homes are included with Conventional loans, irrespective of size.

(2) As of March 31, 1998, such amounts included $7.6 million and $11.1 million of loans for the construction of multi-family residential and commercial real estate, respectively.

(3) Gross loans receivable includes outstanding balances plus outstanding construction commitments.

       The table below summarizes the Company's loan origination activity for the three months ended March 31, 1998 and the years ended December 31, 1997, 1996 and 1995.




                                      For the Three Months                     For the Year Ended December 31,
                                                                 --------------------------------------------------------
                                              Ended

          Type of Loan                   March 31, 1998                1997                1996                  1995
-----------------------------      -------------------------     -------------      ---------------     -----------------

                                                                    (Dollars in Thousands)

Gross loans at beginning
 of period                                    $   968,526              $740,586            $655,943              $570,439

Originations of loans

  Single-family:

    Estate                                         56,969               100,382              72,520                53,659

    Conventional                                    4,914                25,712              27,362                11,399

  Income Property:

    Multi-family                                   15,496                51,726              70,688                66,081

    Commercial real
     estate                                        23,500               105,076              46,001                31,664

  Land                                             21,264                35,681              12,555                 2,412

  Single-family
   construction:

    Individual residences                          53,764               104,851              53,210                25,327

    Tract development                              10,217                61,754              32,262                 6,800

  Other                                             6,852                 9,749              17,725                    --
                                               ----------              --------            --------            ----------

   Total loan originations                        192,976               494,931             332,323               197,342
                                               ----------               -------             -------               -------

Undisbursed portion of
 new lines of credit                                   --               (50,412)            (15,680)               (5,250)

Repayments                                        (62,470)             (202,999)            (72,897)              (27,760)

Principal amortization                            (16,417)              (30,134)            (21,056)              (16,494)

Total loans sold                                       --                (1,370)           (130,413)              (19,282)

Advances on lines of credit
 and other, net                                    23,098                39,284              13,852                (4,777)

Transfers to real estate
 owned                                             (1,770)              (21,360)            (21,486)              (38,275)
                                               ----------               -------             -------               -------

Net change in gross loans                         135,417               227,940              84,643                85,504
                                                ---------               -------             -------               -------

Gross loans at end of
 period                                         1,103,943               968,526             740,586               655,943
                                                =========               =======             =======               =======

Less:

  Loan participant's share                         (1,088)               (1,141)             (1,413)               (2,219)

  Undisbursed loan funds                         (130,371)             (108,683)            (46,646)              (15,208)

  Deferred loan fees and credits,
   net                                             (7,803)               (7,177)             (6,611)               (5,996)


  Reserves                                        (14,092)              (13,274)            (13,515)              (15,192)
                                               ----------               -------             -------              --------

Net loans receivable                           $  950,589            $  838,251          $  672,401            $  617,328
                                                =========             =========           =========             =========

       Estate Loans. Since 1994, the Company has provided financing to owners of large homes and unique estates ("estate loans"). Generally, estate loans involve financings of between $1.0 million and $5.0 million and are secured by properties primarily located in the communities of Bel-Air, Beverly Hills, Newport Beach, Santa Barbara, Malibu and La Jolla. During 1997, a total of 3,762 homes within California were sold for $1.0 million or more, which represented a 41.9% increase from the 2,651 of homes sold for $1.0 million or more during 1996. During 1997, there was an aggregate of approximately $2.66 billion of single-family residential loan originations in excess of $1.0 million which were secured by properties located within Los Angeles, Orange, San Diego and Santa Barbara counties. Management believes that it is currently one of the leading lenders with respect to the purchase or refinance of homes in excess of $1.0 million within Southern California.

       Generally, the Company's estate loans are originated in order to refinance the borrower's existing mortgage debt, rather than financing the borrower's purchase of a home. The Company generally provides estate financing to borrowers who have substantial equity in the properties which secure the Company's loans but who for a variety of reasons, principally related to the purpose of the borrower's loan request, the size of the loan request, the characteristics of the property which secure the Company's loan, and the credit profile of the borrower (which include such issues as the legal borrowing entity, citizenship, previous credit history, loan purpose, or current employment income or assets), are unacceptable or inconsistent with the guidelines of the Federal National Mortgage Association, the Federal Home Loan Mortgage Corporation or national conduits which purchase conventional loans above the loan limits of such government-sponsored enterprises ("conventional loans"). Because of the unique characteristics of estate loans, including the larger principal balances, no significant, developed secondary market is known to exist for the sale of such loans. Estate loans are generally retained in the Bank's portfolio. Estate loans are principally originated through contact with, and submissions by, independent mortgage brokers and generally carry yields which are, on average, several hundred basis points in excess of the yields typically obtained by lenders originating conventional loans. The Company typically limits its advance to not more than 75% of the value of its collateral, with the majority of such loans possessing loan-to-value ratios of less than 70%.

       The Company's estate loans are secured by homes with a wide range of characteristics, from large, conventional homes located within mature areas to very large, multiple acre, one-of-a-kind estates. The Company's estate loans also encompass a wide range of borrower profiles, those with the demonstrated capacity to service the loan to others with no verifiable source of recurring cash flow. Estate loans which meet the highest standards of collateral quality and borrower capacity and creditworthiness ("Tier 1 loans") are similar to conventional home loans except for their size, and generally have higher loan-to-value ratios and the most favorable pricing to the borrower. Estate loans with respect to which the borrower's resources are limited or cannot be reliably measured, or with respect to which the Company's collateral possesses such unique characteristics, including size, amenity or location, so as to make its valuation difficult to measure ("Tier 3 loans"), have the lowest loan-to-value ratios and the highest pricing to the borrower. Loans which fall in between these two sets of parameters ("Tier 2 loans") involve advances and pricing which are tailored to the particular attributes of the property, the borrower, the reason underlying the borrower's loan request and other factors.

       Commencing in early 1998, the Company expanded the scope of estate loans which it is willing to originate to include a much higher proportion of such loans with respect to which the size of the loan request is smaller (i.e., loans of less than $2 million), the characteristics of the property securing the loan are more conforming to local submarkets thereby increasing the marketability of such properties, and the credit profile of the borrowers more clearly support their ability to service the loan and to repay the loan upon maturity.

       At March 31, 1998, the Company had $216.2 million of estate loans in its portfolio. As of March 31, 1998, the Company's portfolio of estate loans consisted of 78 loans with an average principal balance of $2.8 million (the average principal balance of the estate loans originated during the three months ended March 31, 1998 amounted to $2.3 million). As of such date, the Company's estate loans had an effective yield of 9.37% (which is expected to increase as certain estate loans reprice to their fully indexed rate), an average loan-to-value ratio as of the date of origination of 62% and had been outstanding for an average of 10 months. At March 31, 1998, $111.0 million of the Company's estate loans were classified as Tier 1 loans, $42.8 million were classified as Tier 2 loans and $62.4 million were classified as Tier 3 loans. Loan-to-value ratios generally range from 65% to 75% for Tier 1 loans, 60% to 75% for Tier 2 loans and 50% to 65% for Tier 3 loans. At March 31, 1998, the effective yield amounted to 8.58% for Tier 1 loans, 9.85% for Tier 2 loans and 10.50% for Tier 3 loans.

       Because the Company's estate loans entail certain risks not typically associated with conventional loans, including the size of many of such loans, the unique characteristics of certain of the properties securing the Company's estate loans, and the absence of demonstrated financial capacity with respect to certain of the Company's estate loan borrowers, the Company believes that the performance of its portfolio of estate loans, as measured by the level of nonperforming, nonaccrual and classified assets, possesses a greater potential for volatility when compared to originators of conventional loans, which may adversely affect, even if temporarily, the Company's interest income. In addition, because the Company's estate loans have not been outstanding long enough to be considered mature, seasoned loans, the Company cannot predict whether its experience to date in successfully resolving performance-related problems with certain of its estate loan borrowers will continue into the future.

       Construction Loans. The Company originates residential construction loans out of two groups -- the single-family residence financing group and the tract financing group. The single-family residence financing group provides financing, principally to local developers, to construct individual, detached single-family homes and, to a far lesser extent, small (two-to-four units) condominium projects. The tract financing group provides financing to developers for the acquisition of land, lot development and construction of tracts of homes.

       The single-family residence financing group provides individual home construction financing to local builders and homeowners operating out of the beach cities of the South Bay and Malibu areas of Los Angeles County and the Newport Coast area of Orange County, with occasional financing of home construction in other affluent areas throughout Southern California. A majority of the Company's residential construction business to date has been generated through pre-existing relationships between the Company's loan officers and local builders. At March 31, 1998, the Company had in the aggregate approximately 148 commitments amounting to $143.9 million to finance single-family residential construction, of which $74.0 million had been disbursed. As of such date, the Company's single-family residential construction loans had an average commitment amount of $1.0 million, an effective yield of 13.29%, an average loan-to-value ratio as of the date of origination of 65% and had been outstanding for an average of five months.


       The tract financing group provides construction financing to small-to-medium sized builders of single-family residential developments in Southern California. Within this business, the Company believes its competitive advantage is focused upon its efficient response and execution and, more often than not, a pre-existing relationship with the borrower or particular knowledge of the specific submarket and/or product type. In addition, management believes that by managing the builder's or developer's disbursements, it is able to attract a substantial amount of business with smaller builders and developers who often do not maintain the necessary resources to effectively manage such disbursements on a cost-effective basis.

       At March 31, 1998, the Company had in the aggregate 22 commitments amounting to $61.8 million to finance tract development, of which $24.9 million had been disbursed. As of such date, the Company's tract loans had an average commitment amount of $2.8 million, an effective yield of 13.48%, an average loan-to-value ratio as of the date of origination of 72% and had been outstanding for an average of eight months.

       Virtually all of the Company's construction lending, whether involving developers or homeowners, is conducted without either a takeout loan commitment (in the case of construction loans made to homeowners) or a purchase commitment for the completed home(s) (in the case of construction loans made to developers). Construction financing is generally considered to expose the lender to a greater risk of loss than long-term lending on improved, owner-occupied real estate. The risk of loss on a construction loan is dependent largely upon the accuracy of the initial estimate of the property's value at completion of construction or development and the estimated cost (including interest) of construction, as well as the availability of permanent take-out financing. During the construction phase, a number of factors could result in delays and cost overruns. If the estimate of value proves to be inaccurate, the Company may be confronted, at or prior to the maturity of the loan, with a project which, when completed, has a value which is insufficient to ensure full repayment.

       The Company attempts to mitigate the foregoing risks by (1) utilization of a voucher system in order to control disbursements and generally limiting its advance to a percentage of expected development costs, and requiring the borrower to fund the difference, (2) carefully evaluating the line item costs to complete the development, utilizing its residential loan officers and staff (or, where appropriate, third parties), (3) carefully evaluating the product type to be built and the demand for the finished homes by reference to recent sales of comparable homes, and (4) carefully evaluating the development experience of, and the success or failure of, the Company's borrower with similar projects.

       Multi-Family Residential and Commercial Real Estate Loans. Since 1994, the Company's lending activities have emphasized loans secured by existing multi-family (over four units) residential real estate and commercial real estate, such as office buildings, retail properties, industrial properties and various special purpose properties. The Company generates a significant majority of its new multi-family and commercial financing opportunities through contact with, and submissions by, independent mortgage loan brokers. However, a growing proportion of the Company's new business is derived from existing customer relationships or through referrals from existing customers.
Management believes that the Company is often able to obtain higher returns with respect to its multi-family and commercial financings because significant opportunities exist in the marketplace to provide financing which requires tailored terms and conditions, efficient response and execution, and specialized real estate expertise.

       At March 31, 1998, the Company had $383.7 million of permanent multi-family residential and commercial real estate loans. As of such date, $237.3 million or 62% of such portfolio consisted of loans secured by multi-family residential properties (i.e., apartment buildings) ($130.8 million of which were originated since 1994) and $146.4 million or 38% consisted of loans secured by commercial real estate ($139.4 million of which were originated since 1994). As of March 31, 1998, the Company's multi-family residential loan portfolio consisted of 396 loans with an average principal balance of $609,000, and such loans had an effective yield of 8.29% (8.70% with
respect to loans originated since 1994).   Similarly, as of such date, the
Company's commercial real estate loan portfolio consisted of 65 loans with an average principal balance of $2.3 million, and such loans had an effective yield of 9.85%. As of March 31, 1998, the Company's multi-family residential and commercial real estate loans had average loan-to-value ratios as of the date of origination of 69% and 62%, respectively, and had been outstanding for an average of 58 and 11 months, respectively.

       The Company recently began originating construction loans secured by multi-family residential and commercial real estate properties. As of March 31, 1998, the Company had aggregate commitments of $18.7 million to finance the construction of multi-family residential and commercial properties, of which $12.1 million had been disbursed, with an effective yield of 11.67%.

       Multi-family residential and commercial real estate lending generally is considered to involve a higher degree of risk than the single-family residential lending traditionally emphasized by savings institutions because the payment experience on multi-family residential and commercial real estate loans typically is dependent on the successful operation of the project, and thus such loans may be adversely affected to a greater extent by adverse conditions in the real estate markets or in the economy generally, as well as the manner in which the borrower manages the property. Moreover, the Company's income property loans generally are made with primary reliance on the operation and/or sale of the property and without recourse to the borrower. The Company attempts to mitigate these risks by (1) requiring its borrowers to demonstrate their commitment to the property through a significant cash equity investment, (2) generally requiring minimum debt coverage ratios of 120% and 140% with respect to multi-family residential and commercial real estate loans, respectively, (3) evaluating the historical and current operations of the property, (4) investigating the rental markets within the areas surrounding its collateral in order to validate the revenue and expense assumptions which contribute to the Company's assessment of the properties' current and potential cash flows, and (5) evaluating the operating experience of the borrower with similar properties.

       Management underwrites the proposed collateral which will secure income property financings by reference to the historical, current and projected operation of the property. In evaluating multi-family and commercial properties, management requires that borrowers provide, at a minimum, current rent rolls, recent operating statements and pro forma operating statements. As appropriate, the Company's lending personnel adjust reported results to accommodate lease expirations (from non-residential properties), tenant turnover, necessary capital improvements and other relevant factors.

       Conventional Single-Family Residential Loans. Although the Company has not emphasized single-family residential conventional lending since the change in management, the Company continues to provide conventional, permanent financing secured by single-family homes, located principally in Los Angeles County. The Company conducts this business both from its local retail banking offices and from its corporate headquarters. This business is the most competitive and least profitable of all of the Company's financing businesses. The Company lacks the size and scale of operations to profitably penetrate this business, especially in view of the significant capacity already in the marketplace in the form of very large banking and non-banking companies whose principal business is to originate conventional single-family-secured loans, many for resale in the secondary mortgage markets. The Company targets the origination of a modest volume of this business each year, generally concentrated in and around its local retail banking offices.

       At March 31, 1998, the Company had $217.6 million of conventional single-family residential loans, $57.1 million of which had been originated since 1994. As of March 31, 1998, the Company's portfolio of conventional single-family residential loans consisted of 1,472 loans with an average principal balance of $149,000. As of such date, the Company's conventional single-family residential loans had an effective yield of 7.72%, an average loan-to-value ratio as of the date of origination of 70% and had been outstanding for an average of 65 months.



                          DESCRIPTION OF CAPITAL STOCK

       The Company's Certificate of Incorporation, as amended (the "Certificate"), authorizes the issuance of up to 20,000,000 shares of Common Stock and up to 10,000,000 shares of preferred stock, par value $0.01 per share (the "Preferred Stock"). At June 1, 1998, the Company had 3,170,296 shares of Common Stock outstanding, Warrants to purchase an additional 2,376,000 shares of Common Stock outstanding and no Preferred Stock outstanding. In addition, at the same date the Company had granted options to purchase an aggregate of 634,100 shares of Common Stock pursuant to its two Stock Option Plans.

       The following description of the Company's capital stock is a summary which does not purport to be complete and is subject to, and is qualified in its entirety by reference to, all of the provisions of the Certificate, the Bylaws of the Company and the form of Warrant evidencing the outstanding Warrants, copies of which are filed as exhibits to the Registration Statement of which this Prospectus is a part, as well as the applicable provisions of the Delaware General Corporation Law.

COMMON STOCK

       General. Each share of Common Stock has the same relative rights and is identical in all respects with each other share of Common Stock. The Common Stock is not subject to call for redemption and each outstanding share of Common Stock as of the date hereof is fully paid and non-assessable and, upon receipt of the purchase price payable upon exercise of the Warrants, the shares of Common Stock issuable upon such exercise will be fully paid and non-assessable.

       Voting Rights. Except as provided in any resolution or resolutions adopted by the Board of Directors of the Company establishing any series of Preferred Stock, the holders of Common Stock possess exclusive voting rights in the Company. Each holder of Common Stock is entitled to one vote for each share held on all matters voted upon by shareholders, and shareholders are permitted to cumulate votes for the election of directors.

       Dividends. Subject to the rights of the holders of any series of Preferred Stock, the holders of Common Stock are entitled to such dividends as may be declared from time to time by the Board of Directors of the Company out of funds legally available therefor.

       Preemptive Rights. Holders of Common Stock do not have any preemptive rights with respect to any shares which may be issued by the Company in the future; thus, the Company may sell shares of Common Stock without first offering them to the then holders of Common Stock.

       Liquidation. In the event of any liquidation, dissolution or winding up of the Company, the holders of Common Stock would be entitled to receive, after payment of all debts and liabilities of the Company, all assets of the Company available for distribution, subject to the rights of the holders of any Preferred Stock which may be issued with a priority in liquidation or dissolution over the holders of Common Stock.

PREFERRED STOCK

       The Board of Directors of the Company is authorized to issue the Preferred Stock and to fix and state voting powers, designations, preferences or other special rights of such shares and the qualifications, limitations and restrictions thereof. The Preferred Stock may be issued in distinctly designated series, may be convertible into Common Stock and may rank prior to the Common Stock as to dividend rights, liquidation preferences, or both.

       The authorized but unissued shares of Preferred Stock (as well as the authorized but unissued and unreserved shares of Common Stock) are available for issuance in future mergers or acquisitions, in a future public offering or private placement or for other general corporate purposes. Except as otherwise required to approve the transaction in which the additional authorized shares of Preferred Stock (as well as Common Stock) would be issued, shareholder approval generally would not be required for the issuance of these shares. Depending on the circumstances, however, shareholder approval may be required pursuant to the requirements for continued quotation of the Common Stock on the Nasdaq Stock Market's National Market or the requirements of any exchange on which the Common Stock may then be listed.

WARRANTS

       Exercise. The Warrants may be exercised on or after December 11, 1998 and will expire at 5:00 p.m., Pacific Time, on December 11, 2005 (the "Expiration Date"), provided that the Warrants may be exercised in whole or in part prior to December 11, 1998 in connection with or following a Change in Control of the Company, as defined in the Warrants. The registered holder of a Warrant (a "Holder" and collectively the "Holders") has the right to purchase from the Company the number of shares of Common Stock set forth on the face thereof (as may be adjusted pursuant to the terms of the Warrant) at the price of $2.25 per share (as may be adjusted pursuant to the terms of the Warrant, the "Exercise Price"). The Offering will not result in a Change in Control of the Company, as defined in the Warrants, nor is the Offering expected to result in an adjustment to the exercise price and number of Warrants. Nevertheless, future issuances of Common Stock and other events (whether considered on their own or in combination with the Offering) may result in an adjustment to the exercise price and number of Warrants, under the terms and conditions set forth below.

       Adjustments of Exercise Price and Number of Shares of Common Stock. The Exercise Price and the number and kind of shares of Common Stock issuable upon the exercise of the Warrants will be subject to change or adjustment from time to time as follows:

       (a) Change in Common Stock. In the event the Company shall, at any time or from time to time after the issuance of the Warrants, (i) issue any shares of Common Stock as a stock dividend to the holders of Common Stock, (ii) subdivide or combine the outstanding shares of Common Stock into a greater or lesser number of shares or (iii) issue any shares of its capital stock in a reclassification or reorganization of the Common Stock (any such issuance, subdivision, combination, reclassification or reorganization being herein called a "Change of Shares"), then (A) in the case of (i) or (ii) above, the number of shares of Common Stock that may be purchased upon the exercise of a Warrant shall be adjusted to the number of shares of Common Stock that the Holder would have owned or have been entitled to receive after the happening of such event had such Warrant been exercised immediately prior to the record date (or, if there is no record date, the effective date) for such event, and the Exercise Price shall be adjusted to the price (calculated to the nearest 1,000th of one cent) determined by multiplying the Exercise Price immediately prior to such event by a fraction, the numerator of which shall be the number of shares of Common Stock purchasable with the Warrant immediately prior to such event and the denominator of which shall be the number of shares of Common Stock purchasable with the Warrant after the adjustment referred to above and
(B) in the case of clause (iii) above, paragraph (l) below shall apply. An adjustment made pursuant to clause (A) of this paragraph (a) shall become effective retroactively immediately after the record date in the case of such dividend and shall become effective immediately after the effective date in other cases, but any shares of Common Stock issuable solely as a result of such adjustment shall not be issued prior to the effective date of such event.

       (b) Common Stock Distribution. In the event the Company shall, at any time or from time to time after the issuance of the Warrants, issue, sell or otherwise distribute (including by way of deemed distributions pursuant to paragraphs (c) and (d) below) any shares of Common Stock (other than pursuant to (A) a Change of Shares or (B) the exercise or conversion, as the case may be, of any Option, Convertible Security (each as defined in paragraph (c) below) or Warrant) (any such event, including any deemed distributions described in paragraphs (c) and (d), being herein called a "Common Stock Distribution"), for a consideration per share less than the current market price per share of Common Stock (as defined in paragraph (f) below), on the date of such Common Stock Distribution, then, effective upon such Common Stock Distribution, the Exercise Price shall be reduced to the price (calculated to the nearest 1,000th of one cent) determined by multiplying the Exercise Price in effect immediately prior to such Common Stock Distribution by a fraction, the numerator of which shall be the sum of (i) the number of shares of Common Stock outstanding (exclusive of any treasury shares) immediately prior to such Common Stock Distribution multiplied by the current market price per share of Common Stock on the date of such Common Stock Distribution, plus (ii) the consideration, if any, received by the Company upon such Common Stock Distribution, and the denominator of which shall be the product of (A) the total number of shares of Common Stock issued and outstanding immediately after such Common Stock Distribution multiplied by (B) the current market price per share of Common Stock on the date of such Common Stock Distribution.

       If any Common Stock Distribution shall require an adjustment to the Exercise Price pursuant to the foregoing provisions of this paragraph (b), including by operation of paragraph (c) or (d) below, then, effective at the time such adjustment is made, the number of shares of Common Stock purchasable upon the exercise of a Warrant shall be increased to a number determined by multiplying the number of shares so purchasable immediately prior to such Common Stock Distribution by a fraction, the numerator of which shall be the

Exercise Price in effect immediately prior to such adjustment and the denominator of which shall be the Exercise Price in effect immediately after such adjustment. In computing adjustments under this paragraph, fractional interests in Common Stock shall be taken into account to the nearest 1,000th of a share.

       The provisions of this paragraph (b), including by operation of paragraph (c) or (d) below, shall not operate to increase the Exercise Price or reduce the number of shares of Common Stock purchasable upon the exercise of a Warrant, except by operation of paragraph (j) or (k) below.

       (c) Issuance of Options. In the event the Company shall, at any time or from time to time after issuance of the Warrants, issue, sell, distribute or otherwise grant in any manner (including by assumption) any rights to subscribe for or to purchase, or any warrants or options for the purchase of, Common Stock or any stock or securities convertible into or exchangeable for Common Stock (any such rights, warrants or options being herein called "Options" and any such convertible or exchangeable stock or securities being herein called "Convertible Securities"), whether or not such Options or the rights to convert or exchange such Convertible Securities are immediately exercisable, and the price per share at which Common Stock is issuable upon the exercise of such Options or upon the conversion or exchange of such Convertible Securities (determined by dividing (i) the aggregate amount, if any, received or receivable by the Company as consideration for the issuance, sale, distribution or granting of such Options, plus the minimum aggregate amount of additional consideration, if any, payable to the Company upon the exercise of all such Options, plus, in the case of Options to acquire Convertible Securities, the minimum aggregate amount of additional consideration, if any, payable upon the conversion or exchange of all such Convertible Securities, by (ii) the total maximum number of shares of Common Stock issuable upon the exercise of all such Options) shall be less than the current market price per share of Common Stock on the date of the issuance, sale, distribution or granting of such Options, then, for the purposes of paragraph (b) above, the total maximum number of shares of Common Stock issuable upon the exercise of all such Options or upon the conversion or exchange of the total maximum amount of the Convertible Securities issuable upon the exercise of all such Options shall be deemed to have been issued as of the date of the issuance, sale, distribution or granting of such Options and thereafter shall be deemed to be outstanding and the Company shall be deemed to have received as consideration such price per share, determined as provided above, therefor. Except as otherwise provided in paragraphs (j) and (k) below, no additional adjustment of the Exercise Price shall be made upon the actual exercise of such Options or upon conversion or exchange of the Convertible Securities issuable upon the exercise of such Options. If the minimum and maximum numbers or amounts referred to in this paragraph (c) or in paragraph
(d) below cannot be calculated with certainty as of the date of the required adjustment, such numbers and amounts shall be determined in good faith by the Board of Directors of the Company.

       (d) Issuance of Convertible Securities. In the event the Company shall, at any time or from time to time after issuance of the Warrants, issue, sell or otherwise distribute (including by assumption) any Convertible Securities (other than upon the exercise of any Option), whether or not the rights to convert or exchange such Convertible Securities are immediately exercisable, and the price per share at which Common Stock is issuable upon the conversion or exchange of such Convertible Securities (determined by dividing
(i) the aggregate amount, if any, received or receivable by the Company as consideration for the issuance, sale or distribution of such Convertible Securities, plus the minimum aggregate amount of additional consideration, if any, payable to the Company upon the conversion or exchange of all such Convertible Securities, by (ii) the total maximum number of shares of Common Stock issuable upon the conversion or exchange of all such Convertible Securities) shall be less than the current market price per share of Common Stock on the date of such issuance, sale or distribution, then, for the purposes of paragraph (b) above, the total number of shares of Common Stock issuable upon the conversion or exchange of all such Convertible Securities shall be deemed to have been issued as of the date of the issuance, sale or distribution of such Convertible Securities and thereafter shall be deemed to be outstanding and the Company shall be deemed to have received as consideration such price per share, determined as provided above, therefor. Except as otherwise provided in paragraphs (j) and (k) below, no additional adjustment of the Exercise Price shall be made upon the actual conversion or exchange of such Convertible Securities.

       (e) Dividends and Distributions. In the event the Company shall, at any time or from time to time after issuance of the Warrants, distribute to the holders of Common Stock any dividend or other distribution of cash, evidences of its indebtedness, other securities or other properties or assets (in each case other than (i) dividends payable in Common Stock, Options or Convertible Securities and (ii) any cash dividend declared and paid pursuant to a regular quarterly dividend policy of the Company), or any options, warrants or other rights to subscribe for or purchase any of the foregoing, then (A) the Exercise Price shall be decreased to a price determined by multiplying the Exercise Price then in effect by a fraction, the numerator of which shall be the current market price per share of Common Stock on the record date for such distribution less the sum of (X) the cash portion, if any, of such distribution per share of Common Stock outstanding (exclusive of any treasury shares) plus (Y) the then fair market value (as determined in good faith by the Board of Directors of the Company) per share of Common Stock issued and outstanding on the record date for such distribution of that portion, if any, of such distribution consisting of evidences of indebtedness, other securities, properties, assets, options, warrants or subscription or purchase rights, and the denominator of which shall be such current market price per share of Common Stock and (B) the number of shares of Common Stock purchasable upon the exercise of a Warrant shall be increased to a number determined by multiplying the number of shares of Common Stock so purchasable immediately prior to the record date for such distribution by a fraction, the numerator of which shall be the Exercise Price in effect immediately prior to the adjustment required by clause (A) of this sentence and the denominator of which shall be the Exercise Price in effect immediately after such adjustment. The adjustments required by this paragraph (e) shall be made whenever any such distribution is made and shall be retroactive to the record date for the determination of stockholders entitled to receive such distribution.

       (f) Current Market Price. For the purpose of any computation under paragraphs (b), (c), (d) and (e) above, the current market price per share of Common Stock at any date shall be the average of the daily closing prices for the shorter of (i) the 20 consecutive trading days ending on the last full trading day on the exchange or market specified in the second succeeding sentence, prior to the Time of Determination and (ii) the period commencing on the date next succeeding the first public announcement of the issuance, sale, distribution or granting in question through such last full trading day prior to the Time of Determination. The term "Time of Determination" as used herein shall be the time and date of the earlier to occur of (A) the date as of which the current market price is to be computed and (B) the last full trading day on such exchange or market before the commencement of "ex-dividend" trading in the Common Stock relating to the event giving rise to the adjustment required by paragraph (b), (c), (d) or (e). The closing price for any day shall be the last reported sale price regular way or, in case no such reported sale takes place on such day, the average of the closing bid and asked prices regular way for such day, in each case (1) on the principal national securities exchange on which the shares of Common Stock are listed or to which such shares are admitted to trading or (2) if the Common Stock is not listed or admitted to trading on a national securities exchange, in the over-the-counter market as reported by the Nasdaq Stock Market's National Market or any comparable system or (3) if the Common Stock is not listed on the Nasdaq Stock Market's National Market or a comparable system, as furnished by two members of the National Association of Securities Dealers, Inc. ("NASD") selected from time to time in good faith by the Board of Directors of the Company for that purpose. In the absence of all of the foregoing, or if for any other reason the current market price per share cannot be determined pursuant to the foregoing provisions of this paragraph (f), the current market price per share shall be the fair market value thereof as determined in good faith by the Board of Directors of the Company.

       (g) Certain Distributions. If the Company shall pay a dividend or make any other distribution payable in Options or Convertible Securities, then, for purposes of paragraph (b) above (including dividends or distributions by operation of paragraph (c) or (d) above, as the case may be), such Options or Convertible Securities shall be deemed to have been issued or sold without consideration except for such amounts of consideration as shall have been deemed to have been received by the Company pursuant to paragraphs (c) or (d) above, as appropriate.

       (h) Consideration Received. If any shares of Common Stock shall be issued and sold in an underwritten public offering, the consideration received by the Company for such shares of Common Stock shall be deemed to include the underwriting discounts and commissions realized by the underwriters of such public offering. If any shares of Common Stock, Options or Convertible Securities shall be issued, sold or distributed for a consideration other than cash, the amount of the consideration other than cash received by the Company in respect thereof shall be deemed to be the then fair market value of such consideration (as determined in good faith by the Board of Directors of the Company). If any Options shall be issued in connection with the issuance and sale of other securities of the Company, together comprising one integral transaction in which no specific consideration is allocated to such Options by the parties thereto, such Options shall be deemed to have been issued, sold or distributed for such amount of consideration as shall be allocated to such Options in good faith by the Board of Directors of the Company.

       (i) Deferral of Certain Adjustments. No adjustments to the Exercise Price (including the related adjustment to the number of shares of Common Stock purchasable upon the exercise of a Warrant) shall be required hereunder unless such adjustment, together with other adjustments carried forward as provided below, would result in an increase or decrease of at least one percent of the Exercise Price; provided, however, that any adjustment which by reason of this paragraph (i) is not required to be made shall be carried forward and taken into account in any subsequent adjustment.

       (j) Changes in Options and Convertible Securities. If the exercise price provided for in any Options referred to in paragraph (c) above, the additional consideration, if any, payable upon the conversion or exchange of any Convertible Securities referred to in paragraph (c) or (d) above, or the rate at which any Convertible Securities referred to in paragraph (c) or (d) above are convertible into or exchangeable for Common Stock shall change at any time (other than under or by reason of provisions designed to protect against dilution upon an event which results in a related adjustment pursuant to the Warrants), the Exercise Price then in effect and the number of shares of Common Stock purchasable upon the exercise of a Warrant shall forthwith be readjusted (effective only with respect to any exercise of a Warrant after such readjustment) to the Exercise Price and number of shares of Common Stock so purchasable that would then be in effect had the adjustment made upon the issuance, sale, distribution or granting of such Options or Convertible Securities been made based upon such changed purchase price, additional consideration or conversion rate, as the case may be, but only with respect to such Options and Convertible Securities as then remain outstanding.

       (k) Expiration of Options and Convertible Securities. If, at any time after any adjustment to the number of shares of Common Stock purchasable upon the exercise of a Warrant shall have been made pursuant to paragraph (c),
(d) or (j) above or this paragraph (k), any Options or Convertible Securities shall have expired unexercised or, solely with respect to Options that are rights ("Rights"), are redeemed, the number of such shares so purchasable shall, upon such expiration or such redemption, be readjusted and shall thereafter be such as they would have been had they been originally adjusted (or had the original adjustment not been required, as the case may be) as if
(i) the only shares of Common Stock deemed to have been issued in connection with such Options or Convertible Securities were the shares of Common Stock, if any, actually issued or sold upon the exercise of such Options or Convertible Securities and (ii) such shares of Common Stock, if any, were issued or sold for the consideration actually received by the Company upon such exercise plus the aggregate consideration, if any, actually received by the Company for the issuance, sale, distribution or granting of all such Options or Convertible Securities, whether or not exercised; provided, however, that (x) no such readjustment shall have the effect of decreasing the number of shares so purchasable by an amount (calculated by adjusting such decrease to account for all other adjustments made pursuant to this Section 7 following the date of the original adjustment referred to above) in excess of the amount of the adjustment initially made in respect of the issuance, sale, distribution or granting of such Options or Convertible Securities and (y) in the case of the redemption of any Rights, there shall be deemed (for the purposes of paragraph
(c) above) to have been issued as of the date of such redemption for no consideration a number of shares of Common Stock equal to the aggregate consideration paid to effect such redemption divided by the current market price of the Common Stock on the date of such redemption.

       (l) Other Adjustments. In the event that at any time a Holder shall become entitled to receive any securities of the Company other than shares of Common Stock as constituted on the date of issuance of the Holder's Warrant, the number of such other securities so receivable upon exercise of such Warrant and the Exercise Price applicable to such exercise shall be adjusted at such time, and shall be subject to further adjustment from time to time thereafter, in a manner and on terms as nearly equivalent as practicable to the provisions with respect to the shares of Common Stock contained in the Warrants.

       (m) Excluded Transactions. Notwithstanding any provision in the Warrants to the contrary, no adjustment shall be made in respect of (i) any change in the par value of the Common Stock, (ii) the granting of any Options or the issuance of any shares of Common Stock, in either case, which would otherwise trigger an adjustment under paragraph (b) above, that may be registered on Form S-8 or any successor form under the Securities Act, to any directors, officers or employees of the Company, provided that the granting of Options or the issuance of shares of Common Stock pursuant to this clause (ii) is in the ordinary course of business and is usual and customary, or (iii) the issuance of Common Stock pursuant to any dividend reinvestment plan which provides that the price of the Common Stock purchased for plan participants from the Company will be no less than 95% of the average of the high and low sales prices of the Common Stock on the investment date or, if no trading in the Common Stock occurs on such date, the next preceding date on which trading occurred (1) on the principal national securities exchange on which the shares of Common Stock are listed or to which such shares are admitted to trading or
(2) if the Common Stock is not listed or admitted to trading on a national securities exchange, in the over-the-counter market as reported by the Nasdaq Stock Market's National Market or any comparable system or (3) if the Common Stock is not listed on the Nasdaq Stock Market's National Market or a comparable system, as furnished by two members of the NASD selected from time to time in good faith by the Board of Directors of the Company for that purpose. In the absence of all of the foregoing, or if for any other reason the current market price per share cannot be determined pursuant to the foregoing provisions of this paragraph, the current market price per share shall be the fair market value thereof as determined in good faith by the Board of Directors of the Company.

       Reorganizations and Asset Sales. If any capital reorganization or reclassification of the capital stock of the Company, or consolidation or merger of the Company with another corporation, or the sale of all or substantially all of its assets to another corporation shall be effected in such a way that holders of Common Stock shall be entitled to receive stock, securities or assets with respect to or in exchange for Common Stock, then, as a condition of such reorganization, reclassification, consolidation, merger or sale, lawful and adequate provision shall be made whereby the Holder of a Warrant shall thereafter have the right to purchase and receive, upon the basis and upon the terms and conditions specified in the Warrant and in lieu of the shares of Common Stock immediately theretofore purchasable and receivable upon the exercise of the rights represented hereby, such shares of stock, securities or assets as may be issued or payable with respect to or in exchange for a number of shares of such stock immediately theretofore purchasable and receivable upon the exercise of the rights represented hereby had such reorganization, reclassification, consolidation, merger or sale not taken place, and in any such case appropriate provision shall be made with respect to the rights and interests of the Holder of the Warrant to the end that the provisions of the Warrant (including without limitation provisions for adjustments of the Exercise Price and of the number of shares purchasable upon the exercise of the Warrant) shall thereafter be applicable, as nearly as may be, in relation to any shares of stock, securities or assets thereafter deliverable upon the exercise thereof. The Company shall not effect any such consolidation, merger or sale, unless prior to the consummation thereof the successor corporation (if other than the Company) resulting from such consolidation or merger or the corporation purchasing such assets shall assume, by written instrument executed and mailed by first class mail, postage prepaid, to each Holder at the last address of the Holder appearing on the register maintained by the Company, the obligation to deliver to such Holder such shares of stock, securities or assets as, in accordance with the provisions of the Warrants such Holder may be entitled to purchase.

                   RESTRICTIONS ON ACQUISITION OF THE COMPANY

FEDERAL LAWS AND REGULATIONS

       Federal laws and regulations generally require any person who intends to acquire control of a savings and loan holding company or savings institution to give at least 60 days prior written notice to the OTS. "Control" is defined as the power, directly or indirectly, to direct the management or policies of a savings institution or to vote 25% or more of any class of voting securities of the savings institution. In addition to the foregoing restrictions, a company must secure the approval of the OTS before it can acquire control of a savings institution. Under federal regulations, a person (including business entities) is deemed conclusively to have acquired control if, among other things, such person acquires: (i) 25% or more of any class of voting stock of the savings institution; (ii) irrevocable proxies representing 25% or more of any class of voting stock of the savings institution; (iii) any combination of voting stock and irrevocable proxies representing 25% or more of any class of such institution's voting stock; or (iv) control of the election of a majority of the directors of the savings institution. In addition, a rebuttable presumption of control arises in the event a person acquires more than 10% of any class of voting stock (or more than 25% of any class of non-voting stock) and is subject to one or more of eight enumerated control factors. Such regulations also set forth rebuttable presumptions of concerted action and the procedures to follow to rebut any such presumptions. The OTS is specifically empowered to disapprove such an acquisition of control if it finds, among other reasons, that (i) the acquisition would substantially lessen competition; (ii) the financial condition of the acquiring person might jeopardize the institution or its depositors; or (iii) the competency, experience or integrity of the acquiring person indicates that it would not be in the interest of the depositors, the institution or the public to permit the acquisition of control by such person.

DELAWARE GENERAL CORPORATION LAW

       Section 203 of the Delaware General Corporation Law generally provides that a Delaware corporation shall not engage in any "business combination" with an "interested stockholder" for a period of three years following the date that such stockholder became an interested stockholder unless (i) prior to such date the board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder; or (ii) upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for this purpose, shares owned by persons who are directors and also officers and shares owned by employee stock ownership plans in which employee participants do not have the right to determine confidentially whether the shares held subject to the plan will be tendered in a tender offer or exchange offer; or (3) on or subsequent to such date, the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders by the affirmative vote of at least 66 2/3% of the outstanding voting stock which is not owned by the interested stockholder. The three-year prohibition on business combinations with an interested stockholder does not apply under certain circumstances, including business combinations with a corporation which does not have a class of voting stock that is (i) listed on a national securities exchange, (ii) authorized for quotation on an inter-dealer quotation system of a registered national securities association, or (iii) held of record by more than 2,000 stockholders, unless in each case this result was directly or indirectly caused by the interested stockholder.

       An "interested stockholder" generally means any person that (i) is the owner of 15% or more of the outstanding voting stock of the corporation or (ii) is an affiliate or associate of the corporation and was the owner of 15% or more of the outstanding voting stock of the corporation at any time within the three-year period immediately prior to the date on which it is sought to be determined whether such person is an interested stockholder; and the affiliates and associates of such a person. The term "business combination" is broadly defined to include a wide variety of transactions, including mergers, consolidations, sales of 10% or more of a corporation's assets and various other transactions which may benefit an interested stockholder.

                        SHARES AVAILABLE FOR FUTURE SALE

       The 1,750,000 shares of Common Stock offered hereby (plus up to 262,500 shares which may be sold pursuant to the Underwriters' overallotment option) will be freely transferable without further restriction or further registration under the Securities Act, except that any shares purchased by an "affiliate" of the Company, as that term is defined by the Securities Act ("affiliate"), will be subject to certain of the resale limitations of Rule 144 under the Securities Act. Of the 3,170,296 shares of Common Stock outstanding at June 1, 1998, 2,739,175 shares are freely transferable without restriction or registration under the Securities Act and 431,121 shares are "restricted securities" as that term is defined in Rule 144 and may only be sold pursuant to a registration statement under the Securities Act or an applicable exemption from registration thereunder, including pursuant to Rule 144.

       Pursuant to a Registration Rights Agreement entered into by the Company and certain investors in December 1995, the Company intends to file a Registration Statement under the Securities Act to register for resale from time to time by the Selling Securityholders (i) the 431,121 shares of outstanding restricted Common Stock, (ii) outstanding Warrants to purchase an aggregate of 2,376,000 shares of Common Stock and (iii) 2,376,000 shares of Common Stock issuable upon exercise of such Warrants (2,024,000 Warrants and 2,024,000 shares of Common Stock issuable upon exercise of such Warrants may be deemed to be held by affiliates of the Company). The Warrants become exercisable in accordance with their terms on December 11, 1998. See "Description of Capital Stock - Warrants." The sale or distribution of all or any portion of the Securities may be effected from time to time by the Selling Securityholders directly, or indirectly through brokers or dealers or in a distribution by one or more underwriters on a firm commitment or best efforts basis, in the over-the-counter market, on any national securities exchange or automated inter-dealer quotation system on which the Securities are listed or traded, if any, in privately-negotiated transactions or otherwise, at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices. In addition, any of the Securities that qualify for sale pursuant to Rule 144 may be sold in transactions complying with such rule.

       As of June 1, 1998, (i) a total of 465,102 shares of Common Stock were reserved for issuance under the Company's Stock Option Plan for employees who may be deemed to be affiliates of the Company, which the Board of Directors of the Company has proposed to increase to 800,000, subject to approval of the Company's stockholders at an annual meeting of stockholders to be held on June 17, 1998, and (ii) a total of 449,800 shares of Common Stock were reserved for issuance under the Company's Stock Option Plan for employees who are not deemed to be affiliates of the Company. Shares of Common Stock issued under the Stock Option Plans, other than shares held by affiliates of the Company, which may be sold under Rule 144, will be eligible for resale in the public market without restriction.

       In general, under Rule 144, as currently in effect, any person (or persons whose shares are aggregated) who has beneficially owned restricted securities for at least one year will be entitled to sell, within any three-month period, a number of shares that does not exceed the greater of (i) 1% of the then-outstanding shares of Common Stock (49,202 shares immediately after the Offering) or (ii) the average weekly trading volume of the Common Stock in the over-the-counter market during the four calendar weeks preceding the date on which notice of the sale is filed with the Commission. Sales under Rule 144 also are subject to certain manner of sale provisions, notice requirements and the availability of current public information about the Company. Any person (or persons whose shares are aggregated) who is not deemed to have been an affiliate of the Company at any time during the three months preceding a sale, and who has beneficially owned shares, within the context of Rule 144, for at least two years, is entitled to sell such shares under Rule 144(k) without regard to the volume limitations, manner of sale provisions, public information or notice requirements.

                                  UNDERWRITING

       Subject to the terms and conditions set forth in an Underwriting Agreement among the Company, the Bank and Sandler O'Neill & Partners, L.P. ("Sandler O'Neill"), as Representative of the underwriters named herein (the "Underwriters"), the Company has agreed to sell to the Underwriters, and the Underwriters have severally agreed to purchase from the Company, the number of shares of Common Stock set forth opposite their names below:


                                                                          Number of
            Name                                                            Shares
            ----                                                          ---------
            Sandler O'Neill & Partners, L.P.




                                                                          ---------

                                                                          =========

       Under the terms and conditions of the Underwriting Agreement, the Underwriters are committed to take and pay for all the shares of Common Stock offered hereby, if any are taken.

       The Underwriters propose initially to offer the Common Stock directly to the public at the initial public offering price set forth on the cover page of this Prospectus, and to certain securities dealers at such price less a concession of $________ per share. The Underwriters may allow, and such dealers may reallow, a concession not in excess of $_______ per share to certain brokers and dealers. After the Common Stock is released for sale to the public, the offering price and other selling terms may from time to time be varied by the Representative.

       The Company has granted the Underwriters an option, exercisable for 30 days after the date of this Prospectus to purchase up to an aggregate of 262,500 additional shares of Common Stock solely to cover over-allotments, if any.

       The Company and the Bank have agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act.

       Sandler O'Neill has advised the Company that the Underwriters do not intend to confirm sales to any account over which they exercise discretionary authority.

       In connection with the Offering, the Underwriters may purchase and sell shares of Common Stock in the open market. These transactions may include over-allotment and stabilizing transactions and purchases to cover syndicate short positions created in connection with the Offering. Stabilizing transactions consist of certain bids or purchases for the purpose of preventing or retarding a decline in the market price of the shares of Common Stock; and syndicate short positions involve the sale by the Underwriters of a greater number of shares of Common Stock than they are required to purchase from the Company in the Offering. The Underwriters also may impose a penalty bid, whereby selling concessions allowed to syndicate members or other broker-dealers in respect of the securities sold in the Offering for their account may be reclaimed by the syndicate if such shares of Common Stock are repurchased by the syndicate in stabilizing or covering transactions. These activities may stabilize, maintain or otherwise affect the market price of the shares of Common Stock, which may be higher than the price that might otherwise prevail in the open market; and these activities, if commenced, may be discontinued at any time. These transactions may be effected in the over-the-counter market or otherwise.

       Neither the Company nor the Underwriters makes any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the Common Stock. In addition, neither the Company nor the Underwriters makes any representation that the Underwriters will engage in such transactions or that such transactions, once commenced, will not be discontinued without notice.

       The Underwriters may reserve for sale shares of Common Stock which may be sold at the initial public offering price to directors, officers and employees of the Company. The number of shares of Common Stock available for sale to the general public will be reduced to the extent such persons purchase such reserved shares. Any reserved shares of Common Stock not to be purchased will be offered by the Underwriters on the same basis as the other shares of Common Stock offered in the Offering.

       Sandler O'Neill has provided from time to time, and expects to provide in the future, investment banking services to the Company and its affiliates for which Sandler O'Neill has received or will receive customary fees and commissions.

       Except for (i) Common Stock sold in the Offering and (ii) Common Stock issued upon exercise of stock options granted pursuant to the Company's stock option plans and the Warrants in accordance with their terms, the Company has agreed in the Underwriting Agreement and its directors and executive officers have otherwise agreed not to offer, sell, contract to sell or otherwise dispose of any equity securities of the Company (or any securities exercisable for or convertible into such equity securities) for a period of 120 days after the consummation of the Offering without the prior written consent of Sandler O'Neill.

                            VALIDITY OF COMMON STOCK

       The validity of the Common Stock offered hereby will be passed upon for the Company by Elias, Matz, Tiernan & Herrick L.L.P., Washington, D.C., and for the Underwriters by Sullivan & Cromwell, Los Angeles, California.

                                    EXPERTS

       The consolidated financial statements incorporated in this Prospectus by reference from the Company's Annual Report on Form 10-K for the year ended December 31, 1997, as amended, have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report which is incorporated herein by reference, and have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

=======================================================

NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS, AND, IF GIVEN
OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS
HAVING BEEN AUTHORIZED BY THE COMPANY OR THE UNDERWRITERS. THIS PROSPECTUS
DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY SECURITIES OTHER THAN THE SECURITIES TO WHICH IT RELATES OR AN OFFER TO SELL OR A SOLICITATION OF ANY OFFER TO BUY SUCH SECURITIES IN ANY CIRCUMSTANCES IN WHICH SUCH OFFER OR SOLICITATION IS UNLAWFUL. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF OR THAT INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO ITS DATE.

                           -------------------------

                               Table of Contents

                           -------------------------

                                                 Page
                                                 ----
Available Information..........................     3
Incorporation of Certain Documents by
   Reference..................................      3
Summary.......................................      4
Selected Consolidated Financial Data..........      7
Risk Factors.................................      10
Use of Proceeds..............................      17
Market Price for Common Stock and
   Dividends.................................      18
Capitalization...............................      19
Regulatory Capital...........................      20
Business Overview of the Company.............      21
Description of Capital Stock.................      31
Restrictions on Acquisition of the
   Company...................................      38
Shares Available for Future Sale..............     39
Underwriting.................................      40
Validity of Common Stock.....................      41
Experts......................................      41

=======================================================

=======================================================

                                   1,750,000


                                   HAWTHORNE
                                   FINANCIAL
                                  CORPORATION








                                  COMMON STOCK



















                           -------------------------

                                   PROSPECTUS

                           -------------------------









                                 June   , 1998
                                       --




                        SANDLER O'NEILL & PARTNERS, L.P.



=======================================================

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

         Set forth below is an estimate of the expenses to be incurred by the Company in connection with the offering of Common Stock described herein.

SEC registration fee........................................................                 $  11,354
Legal fees and expenses.....................................................                   450,000
Accounting fees and expenses................................................                   125,000
Miscellaneous expenses......................................................                   113,646
                                                                                               -------
                                                                                             $ 700,000
                                                                                               =======

ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

         Article Thirteenth of the Company's Certificate of Incorporation provides that a director of the Company shall not be personally liable to the Company or its stockholders for monetary damages for breach of fiduciary duty as a director except for liability: (i) for any breach of the director's duty of loyalty to the Company or its stockholders; (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law; (iii) under Section 174 of the Delaware General Corporation Law; or (iv) for any transaction from which the director derived any improper personal benefit.

         Article Fourteenth of the Company's Certificate of Incorporation provides that each person who was or is made a party or is threatened to be made a party to or is otherwise involved in any action, suit or proceeding, whether civil, criminal, administrative or investigative (hereinafter a "proceeding"), by reason of the fact that he or she is or was a director or officer of the Company or is or was serving at the request of the Company as a director or officer of another corporation or of a partnership, joint venture, trust or other enterprise, including service with respect to employee benefit plans (hereinafter an "indemnitee"), whether the basis of such proceeding is alleged action in an official capacity as a director or officer or in any other capacity while serving as a director or officer, shall be indemnified and held harmless by the Company to the fullest extent authorized by the Delaware General Corporation Law, as the same exists or may be amended and without giving effect to any provisions of the Delaware General Corporation Law which would make such indemnification permissive and not mandatory on the part of the Company, but, in the case of any amendment of the Delaware General Corporation Law, only to the extent that such amendment permits the Company to provide broader indemnification rights than said law permitted the Company to provide prior to such amendment, against all expense, liability and loss (including attorneys' fees, judgments, fines, ERISA excise taxes or penalties and amounts paid in settlement) reasonably incurred or suffered by such indemnitee in connection therewith and such indemnification shall continue as to an indemnitee who has ceased to be a director or officer and shall inure to the benefit of his or her heirs, executors and administrators; provided, however, that, except as provided in paragraph (B) of Article Fourteenth with respect to proceedings to enforce rights to indemnification, the Company shall indemnify any such indemnitee in connection with a proceeding (or part thereof) initiated by such indemnitee only if such proceeding (or part thereof) was authorized by the Board of Directors of the Company. Article Fourteenth of the Company's Certificate of Incorporation also provides that the right to indemnification contained therein shall include the right to be paid by the Company the expenses incurred in defending any such proceeding in advance of its final disposition; provided, however, that, if the Delaware General Corporation Law requires, an advancement of expenses incurred by an indemnitee in his or her capacity as a director or officer (and not in any other capacity in which service was or is rendered by such indemnitee, including, without limitation, service to an employee benefit plan) shall be made only upon delivery to the Company of an undertaking, by or on behalf of such indemnitee, to repay all amounts so advanced if it shall ultimately be determined by final judicial decision from which there is no further right to appeal that such indemnitee is not entitled to be indemnified for such expenses under Article Fourteenth or otherwise.

ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

A.       EXHIBITS

         Exhibits are listed by number corresponding to the Exhibit Table of
Item 601 of Regulation S-K.


              Exhibit No.                                                Description
-------------------------------------      --------------------------------------------------------------------


                  1.1                      Form of Underwriting Agreement among Sandler O'Neill, the
                                           Company and the Bank

                  3.1                      Certificate of Incorporation of the Company (1)

                  3.2                      Amendment to Certificate of Incorporation of the Company (2)

                  3.3                      Bylaws of the Company (1)

                  4.1                      Specimen certificate of the Company's Common Stock(3)

                  4.2                      Indenture, dated as of December 31, 1997, between the
                                           Company and United States Trust Company of New York, as
                                           Trustee, relating to the Company's 12 1/2% Notes due 2004 (4)

                  4.3                      Form of the Company's 12 1/2% Notes due 2004 (included in
                                           Section 2.02 of the Indenture included as Exhibit 4.2)

                  4.4                      Form of Warrants to purchase an aggregate of 2,376,000 shares of Common Stock (5)

                  4.5                      Registration Rights Agreement among the Company and certain investors (5)

                  4.6                      Unit Purchase Agreement among the Company and the
                                           investors named therein (5)

                  5.1                      Opinion of Elias, Matz, Tiernan & Herrick L.L.P. regarding the legality of the Securities

                 10.1                      Stock Option Plan for all Employees (6)

                 10.2                      Amended Stock Option Plan for all Employees (7)

                 10.3                      Stock Option Plan for Employees who are not Executive
                                           Officers and Directors (8)

                 10.4                      Lease of corporate headquarters (9)

                 11.1                      Statement on computation of per share earnings (10)

                 21.1                      Subsidiaries of the Registrant (11)

                 23.1                      Consent of Deloitte & Touche LLP

                 23.2                      Consent of Elias, Matz, Tiernan & Herrick L.L.P. (included in
                                           Exhibit 5)

                 24.1                      Power of Attorney (located on the signature page hereto)

----------------------

         (1) Incorporated by reference to the Company's Registration Statementon Form S-8 (No. 33-74800) filed on February 3, 1994.

         (2) Incorporated by reference to the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 1995.

         (3) Incorporated by reference to the Company's Annual Report on Form 10-K for the year ended December 31, 1985.

         (4) Incorporated by reference to the Company's Annual Report on Form 10-K for the year ended December 31, 1997, as amended.

         (5) Incorporated by reference to the Company's Current Report on Form 8-K filed on February 7, 1996.

         (6) Incorporated by reference to the Company's Registration Statement on Form S-8 (No. 33-74800) filed on February 3, 1994.

         (7) Incorporated by reference to the Proxy Statement filed by the Company on April 29, 1998. The effectiveness of this exhibit is subject to the approval of the Company's stockholders at the annual meeting of stockholders of the Company to be held on June 17, 1998.

         (8) Incorporated by reference to the Company's Registration Statement on Form S-8 (No. 33-23587) filed on March 19, 1997.

         (9) Incorporated by reference to the Company's Annual Report on Form 10-K for the year ended December 31, 1996.

         (10) See Note A to the Notes to Consolidated Financial Statements included in the Company's Annual Report on Form 10-K for the year ended December 31, 1997, as amended.

         (11) Incorporated by reference to the Company's Annual Report on Form 10-K for the year ended December 31, 1994.

B.       FINANCIAL STATEMENT SCHEDULES

         All financial statement schedules have been omitted because they are not applicable as the required information is included in the financial statements or notes thereto incorporated by reference herein.

C.       REPORTS, OPINIONS OR APPRAISALS.

         Not applicable.

ITEM 17. UNDERTAKINGS

         The undersigned Registrant hereby undertakes:

         (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

         (i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

         (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement; and

         (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

provided, however, that paragraphs (i) and (ii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Commission by the Registrant pursuant to Section 13 or 15 (d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement.

         (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

         (3) To remove from registration by means of a post-effective amendment any of the securities being transferred which remain unsold at the termination of the offering.

         The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, as amended, each filing of the Registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in this Registration Statement shall be deemed to be a new registration statement relating to the securities offered herein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

         Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of each undersigned Registrant pursuant to the provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the undersigned Registrant of expenses incurred or paid by a director, officer of controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by the controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES

         Pursuant to the requirements of the Securities Act of 1933, Hawthorne Financial Corporation certifies that it has reasonable grounds that it meets all of the requirements for filing on Form S-2 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of El Segundo, State of California as of the 3rd day of June 1998.

                                    HAWTHORNE FINANCIAL CORPORATION



                                    By:   /s/ Scott A. Braly
                                          -------------------------
                                          Scott A. Braly
                                          President and Chief Executive Officer

         Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated. Each of the directors and/or officers of Hawthorne Financial Corporation whose signature appears below hereby appoints Scott A. Braly as his or her attorney-in-fact to sign in his or her name and behalf, in any and all capacities stated below and to file with the Securities and Exchange Commission any and all amendments, including post-effective amendments, to this Registration Statement on Form S-2, making such changes in the Registration Statement as appropriate, and generally to do all such things in their behalf in their capacities as directors and/or officers to enable Hawthorne Financial Corporation to comply with the provisions of the Securities Act of 1933, and all requirements of the Securities and Exchange Commission.



/s/ Marilyn Garton Amato                                       Date:  June 3, 1998
--------------------------------------
Marilyn Garton Amato
Director


/s/ Scott A. Braly                                             Date:  June 3, 1998
--------------------------------------
Scott A. Braly
Director and President and Chief Executive Officer
(principal executive officer)


/s/ Timothy R. Chrisman                                        Date:  June 3, 1998
--------------------------------------
Timothy R. Chrisman
Chairman


/s/ Anthony W. Liberati                                        Date:  June 3, 1998
--------------------------------------
Anthony W. Liberati
Vice Chairman

/s/ Harry F. Radcliffe                                         Date:  June 3, 1998
--------------------------------------
Harry F. Radcliffe
Director


/s/ Howard E. Ritt                                             Date:  June 3, 1998
--------------------------------------
Howard E. Ritt
Director


/s/ Norman A. Morales                                          Date:  June 3, 1998
--------------------------------------
Norman A. Morales
Executive Vice President and Chief Financial Officer
(principal financial and accounting officer)